November 13, 2018

Via Edgar

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Ms. Mara L. Ransom
Assistant Director

Re:	Re: InterCloud Systems, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2017
Form 10-Q for the Quarterly Period Ended June 30, 2018
Filed April 17, 2018 and August 14, 2018 File Number 001-36100

Dear Ms. Ransom:

On behalf of InterCloud Systems, Inc., a Delaware corporation (the “Company”), set forth below are responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in your letter dated October 23, 2018 (the “Comment Letter”) relating to the Company’s Annual Report on Form 10-K for the year ended December 31, 2017 (the “Form 10-K”) filed by the Company with the SEC on April 17, 2018 and the Company’s Form 10-Q for the Quarterly Period ended June 30, 2018 filed with the SEC on August 14, 2018. The headings and numbered paragraphs of this letter correspond to the headings and paragraph numbers contained in the Comment Letter. To facilitate the Staff’s review, we have reproduced the text of the Staff’s comments in italics below.

Form 10-K for the Fiscal Year Ended December 31, 2017

Management's Discussion and Analysis of Financial Condition and Results of Operations Results of Operations, page 36

1. Please tell us why you did not discuss the loss on disposal of subsidiary, the loss on extinguishment of debt and change in fair value of derivative instruments in your discussion of results of operations. Refer to Item 303(A)(3) of Regulation S-K.

Response: The Company inadvertently did not include a specific discussion of loss on disposal of subsidiary, but did include a discussion of the gain on change in fair value of derivative instruments and loss on extinguishment of debt on page 40 under the heading Net cash used in operating activities. The Company will make the requested changes on a prospective basis by including a section in Management's Discussion and Analysis of Financial Condition and Results of Operations. The section will be Other income (loss) and describe the components which are included there. The disclosure in other income (loss) would be as follows:

During the year ended December 31, 2017, the other (loss) increased to a loss of $(27,582) from a loss of $(8,076) in the year ended December 31, 2016. Change in fair value of derivative instruments decreased from a gain of $17,545 in the year ended December 31, 2016 to a gain of $3,530 for the year ended December 31, 2017. This decrease was a result of changes in outstanding debt combined with changes in the inputs used to calculate derivative values. Loss on disposal of subsidiary increased to a loss of $13,061 in the year ended December 31, 2017 from a loss of $326 in the 2016 period. This was caused by the disposal of multiple subsidiaries during 2017, compared to 2016. During 2017, the Company sold its AW Solutions subsidiary which was included in the Company’s application and infrastructure segment, along with its SDN and Highwire divisions of ADEX, which were included in the professional services segment, both of which are continuing segments. . Loss on extinguishment of debt, net decreased from a loss of $9,597 in the year ended December 31, 2016 to $8,857 in the year ended December 31, 2017. This decrease was a result of, a gain of $1,800 on exchange of debt to preferred stock in 2017, which offset the loss on extinguishment of debt pursuant to modifications of existing debt agreements and the conversion of notes payable to common stock, of $10,657

2. Gross profit represents a non-GAAP financial measure since the measure excludes depreciation and amortization. Please include:

●	a reconciliation of the differences between gross profit with the most directly comparable financial measure calculated and presented in accordance with GAAP;

●	a statement disclosing the reasons why management believes that presentation of the non-GAAP financial measure provides useful information to investors regarding the registrant's financial condition and results of operations; and

●	to the extent material, a statement disclosing the additional purposes, if any, for which management uses the non-GAAP financial measure.

Also, the use of titles or descriptions of non-GAAP financial measures should not be the same as, or confusingly similar to, titles or descriptions used for GAAP financial measures. Please revise the title of this non-GAAP financial measure in future filings. Please refer to Item 10(e) of Regulation S-K.

Response: The depreciation recorded on the Company’s statement of operations is not related to cost of revenues. The depreciation is related to assets used in the general and administrative functions of the company and is not used to generate revenue. The depreciable assets are primarily vehicles, software, computer and office equipment utilized in general and administrative functions. Management does not believe that it is presenting a non-GAAP financial measure. Management will revise the title of the non-GAAP financial measure in future filings.

Exhibit Index, page 57

3. Please tell us why you did not file a consent from you auditors related to December 31, 2017 financial statements incorporated by reference into Form S-8 filed March 13, 2018.

Response: The Company inadvertently did not include the required consent. The consent is included in this response.

Consolidate Financial Statements

Consolidated Statements of Operations, page F-5

4. We note you exclude depreciation and amortization from cost of revenue. Therefore, gross profit represents a non-GAAP financial measure that should not be presented on the face of the statement. Please revise. Refer to Item 10(e)(1)(ii)(C) of Regulation S-K. In addition, in order to avoid placing undue emphasis on "cash flow," depreciation and amortization should not be positioned in the income statement in a manner which results in reporting a figure for income before depreciation. As such, the description of the cost of revenue line item should be revised to read somewhat as follows: "Cost of revenue (exclusive of depreciation shown below)." Please refer to SAB Topic 11:B.

Response: The depreciation recorded on the Company’s statement of operations is not related to cost of revenues. The depreciation is related to assets used in the general and administrative functions of the company and is not used to generate revenue. The depreciable assets are primarily vehicles, software, computer and office equipment utilized in general and administrative functions. The Company will make the requested change on a prospective basis.

5. Please explain to us in detail how you computed the weighted average number of common shares outstanding for each year presented.

Response: The Company computes the weighted average number of common shares outstanding by determining how much of a period a given transaction covered. For example, if the Company were to issue 200,000 shares on July 1, these shares would be outstanding for six out of twelve months. These shares would account for 100,000 shares in the calculation of the weighted average number of common shares outstanding for the year ended December 31.

There was an error in presentation in the 2016 year. The calculation was done correctly, however, when it was entered into the formula, instead of entering [104,866], 1,049,866 was entered incorrectly. The file with the calculation of weighted average number of shares is included.

In the Form 10-K for the year ended December 31, 2017, the calculation for the year ended December 31, 2017 is correct as presented. For the year ended December 31, 2016, the presentation should have been as follows:

Net loss attributable to InterCloud Systems, Inc. common stockholders	$(26,483)

Loss per share attributable to InterCloud Systems, Inc. common stockholders, basic and diluted:
Net loss from continuing operations	$(138.86)
Net loss on discontinued operations, net of taxes	$(37.85)
Net loss per share	$(176.71)

Weighted average common shares outstanding, basic and diluted	104,866

Note 11 Term Loans, page F-33

6. Please reconcile for us the gain (loss) on extinguishments of debt disclosed on pages F-33 through F-48 with the gain (loss) on extinguishment of debt, net disclosed in the statements of operations for the years presented.

Response: The Company has attached a reconciliation schedule to this response which shows the amounts recorded as gain (loss) on extinguishment of debt on the statement of operations and reconciles that to the footnote disclosure on pages F-33 through F-48. The amounts of gain (loss) on debt extinguishment included amounts related to the conversion of debt and warrants to preferred stock, which was not included in the debt footnote, but was included in Note 18 Preferred stock footnote on page F-80. The enhanced disclosure would read as follows:

London Bay – VL Holding Company LLC November 17, 2017 Amendment

On November 17, 2017, the Company amended a convertible promissory note originally issued to London Bay – VL Holding Company LLC on October 9, 2014. The amendment extended the maturity date to October 9, 2018. The amended note is in the principal amount of $2,003 and does not accrue interest. The note is convertible at 95% of the average of the three lowest prices during the 5 days preceding conversion (refer to Note 12, Derivative Instruments, for further detail on the derivative features associated with the amended note). The Company accounted for the amendment according to ASC Topic 470-50. As a result of the amendment, the Company recorded a loss on extinguishment of debt of $282 for the year ended December 31, 2017.

On December 8, 2017, the holder of the amended note assigned $600 of principal to RDW Capital LLC (refer to the “RDW December 8, 2017 9.9% Convertible Promissory Note” section of this note for further detail).

During the year ended December 31, 2017, the investor who holds the amended note did not convert any principal or accrued interest into shares of the company’s common stock.

WV VL Holding Corp November 17, 2017 Amendment

On November 17, 2017, the Company amended a convertible promissory note originally issued to WV VL Holding Corp on October 9, 2014. The amendment extended the maturity date to October 9, 2018. The amended note is in the principal amount of $2,005 and does not accrue interest. The note is convertible at 95% of the average of the three lowest prices during the 5 days preceding conversion (refer to Note 12, Derivative Instruments, for further detail on the derivative features associated with the amended note). The Company accounted for the amendment according to ASC Topic 470-50. As a result of the amendment, the Company recorded a loss on extinguishment of debt of $462 for the year ended December 31, 2017.

JGB (Cayman) Waltham Ltd. Senior Secured Convertible Debenture

The disclosure was correct, however the Company inadvertently used an incorrect number for the loss, the correct number is shown below.

The Company accounted for the assignment of debt in accordance with ASC Topic 470-50. Because of the extinguishment, the Company recorded a loss on extinguishment of debt of $4,725 on the consolidated statement of operations for the year ended December 31, 2017. In addition, the Company re-valued the derivative features (refer to Note 12, Derivative Instruments, for additional information on this transaction).

RDW October 12, 2017 9.9% Convertible Promissory Note

On October 12, 2017, Frank Jadevaia, former owner of IPC, assigned $400 of his outstanding promissory notes to RDW. The new note is in the principal amount of $400, bears interest at the rate of 9.9% per annum, and matures on September 27, 2018. The note is convertible at the lower of (i) $4.00 or (ii) 75% of the lowest VWAP over the twenty trading days prior to the date of conversion (refer to Note 12, Derivative Instruments, for further detail on the derivative features associated with the RDW October 12. 2017 9.9% convertible note). The Company accounted for the extinguishment according to ASC Topic 470-50. As a result of the extinguishment, the Company recorded a loss on extinguishment of debt of $308 for the year ended December 31, 2017.

RDW December 8, 2017 9.9% Convertible Promissory Note

On December 8, 2017, London Bay – VL Holding Company LLC assigned $600 of an outstanding promissory note to RDW. The new note is in the principal amount of $600, bears interest at the rate of 9.9% per annum, and matures on December 8, 2018. The note is convertible at the lower of (i) $4.00 or (ii) 65% of the lowest VWAP over the twenty trading days prior to the date of conversion (refer to Note 12, Derivative Instruments, for further detail on the derivative features associated with the RDW December 8. 2017 9.9% convertible note). The Company accounted for the extinguishment according to ASC Topic 470-50. As a result of the extinguishment, the Company recorded a loss on extinguishment of debt of $803 for the year ended December 31, 2017.

7. It appears that the debt discount related to the Forward Investments, LLC convertible feature disclosed in the 2nd paragraph on page F-50 exceeded to aggregate amount of convertible loans disclosed in the first paragraph. Please tell us how you accounted for the fair value of the embedded conversion feature in excess of the convertible loans.

Response: During the preparation of the Form 10-K for the year ended December 31, 2017, the Company inadvertently excluded descriptions from previous periods of certain notes payable from Note 12 Derivative financial Instruments, the correct descriptions were included in Note 11 Term Loans on page F-47. The description of the Forward Investments LLC convertible note that was included on page F-50 only included two of the notes, which caused the amounts to appear incorrect. The disclosure should have been:

During the years ended December 31, 2012, 2013 and 2014, Forward Investments LLC made convertible loans to the Company for working capital purposes in various amounts totaling $6,475. The fair value of the embedded conversion feature at the date of issuance was $8,860. The Company recorded a debt discount of $6,475 and a loss on debt discount of $2,385. The debt discount is being amortized over the life of the loans. The Company used a Monte Carlo simulation on the date of issuance to determine the fair value of the embedded conversion feature.

Exchange of term loan and Employee Warrants for Preferred Stock, page F-80

8. Please provide us with the journal entries used to record the October 12, 2017, November 10, 2017 and December 1, 2017 transactions. Please tell us the line item in the statement of operations where any related gain or loss was recorded on the exchanges and conversions and how you determined the fair value of the Series K, L and M preferred shares. We note your disclosure of the initial value of the conversion features and the subsequent change in the fair value for those derivative instruments for year ended December 31, 2017 recorded on page F-65.

Response: The entry the Company used to record the October 12, 2017 transaction for Series L preferred stock was as follows:

	Debit	Credit
Notes Payable to Frank Jadevaia	75,000.00
Acquisition Note Frank Jadevaia	5,354,873.36
Accrued Interests	1,830,054.18
Derivative Liability		1,664,000.00
Series L Preferred Stock		151,741.00
Gain (Loss) on Extinguishment of Debt		5,444,186.54

The entry the Company used to record the November 10, 2017 transaction for Series K preferred stock was as follows:

	Debit	Credit
WV VL Holding Corp promissory note	4,998,311.92
London Bay VL Holding Company LLC promissory note	5,405,734.83
Accrued Interests	4,715,953.25
Gain (Loss) on Extinguishment of Debt	1,362,614.00
Derivative Liability		15,748,000.00
Series K Preferred Stock		734,614.00

The entry the Company used to record the December 1, 2017 transaction for Series M preferred stock was as follows:

	Debit	Credit
Roeske and Raven Equity Warrants	734,016.00
Gain (Loss) on Extinguishment of Debt	2,280,984.00
Series M Preferred Stock		3,015,000.00

The Company recorded the related gain or loss on the exchanges in the statement of operations line item “Gain (loss) on extinguishment of debt.” There were no conversions on any of these classes of preferred stock during the year ended December 31, 2017.

Note 18 Preferred Stock, page F-80

9. Please disclose the nature of the redemption features related to the Series K and L preferred shares and why amounts are not currently redeemable. Additionally, please disclose the features of the Series M preferred shares that lead you to classify amounts as liabilities as opposed to equity.

Response:

The certificate of designations of Series L provides for the following:

●	on the 10-year anniversary of the date of issuance of the Series L Preferred, …, the remaining Series L Preferred [shares] shall automatically convert into common stock of the Corporation…”

●	“Upon the occurrence of any liquidation, dissolution or winding up of the Corporation, each holder of Series L Preferred then outstanding shall be entitled to receive, $10,000 per share of Series L Preferred.”

The certificate of designations of Series K is similar to the Series L with the exception that the remaining Series K preferred shares automatically convert in the Company’s common stock on the fifth-year anniversary of its issuance.

Pursuant to ASC 480-10-20 (Distinguishing Liabilities from Equity-Overall Glossary), there is no definition of redemption but there is a definition of mandatory redeemable financial instrument, which is as follows: “ Any of various financial instruments issued in the form of shares that embody an unconditional obligation requiring the issuer to redeem the instruments by transferring its assets at a specified or determinable date or upon an event that is certain to occur.” Additionally, pursuant to ASC 480-10-25-4 (Distinguishing Liabilities from Equity-Recognition), “a mandatory redeemable financial instrument shall be classified as a liability unless the redemption is required to occur only upon the liquidation or termination of the reporting entity. Accordingly, the Company believes that a redemption clause is an unconditional obligation requiring the issuer to redeem the instruments by transferring its assets at a specified or determinable date or upon an event that is certain to occur unless the redemption is required to occur only upon the liquidation or termination of the reporting entity.

The Company is under no obligation to transfer its assets unless the redemption is required to occur upon liquidation. Based on its interpretation of redemption for financial reporting purposes, the Company does not believe that the Series L preferred shares has redemption features.

The Series K and L preferred shares do not have explicit redemption features. However, as these series of instruments are convertible into common stock at a percentage of market the Company cannot assert it has the ability to settle in shares pursuant to the equity classification guidance in ASC 815-40-25. If share settlement cannot be assured, ASC 815-40-25 presumes that cash settlement will be required, and therefore the preferred stock instruments should be within the scope of redeemable equity guidance. Accordingly, we have these instruments classified as mezzanine. Further, the Company does not believe it is probable that we will not have such shares as needed, thus we concluded it was not probable of becoming redeemable (nor actually redeemable). The Company re-evaluates the probability that such preferred stock would become redeemable each reporting period.

In relation to your request to enhance disclosure, the Company plans to enhance the existing disclosure in Note 18 on a prospective basis as follows:

On November 10, 2017, the Board of Directors designated 3,000 shares of the Company’s authorized preferred stock, with a par value of $0.0001 per share, as Series K preferred stock. The Series K preferred stock has a stated value of $10,000 per share. The Series K preferred stock is convertible into common stock of the Company at the lower of $3.00 or 95% of the weighted average trading price for the five days prior to conversion. The Series K preferred stock has a liquidation preference equal to $10,000 per share. There are no dividends on the Series K preferred stock. 1,512 shares of the Series K preferred stock were issued and outstanding as of December 31, 2017. Due to the variable conversion feature, the Company cannot assert it would have sufficient authorized, but unissued shares to settle all future conversion requests and as such the Series K is deemed to be conditionally redeemable. and is classified as temporary equity in the consolidated balance sheet.

On October 12, 2017, the Board of Directors designated 1,000 shares of the Company’s authorized preferred stock, with a par value of $0.0001 per share, as Series L preferred stock. The Series L preferred stock has a stated value of $10,000 per share. The Series L preferred stock is convertible into common stock of the Company at 105% of the weighted average trading price for the five days prior to conversion. The Series L preferred stock has a liquidation preference equal to $10,000 per share. There are no dividends on the Series L preferred stock. 227 shares of the Series L preferred stock were issued and outstanding as of December 31, 2017. Due to the variable conversion feature, the Company cannot assert it would have sufficient authorized, but unissued shares to settle all future conversion requests and as such the Series L is deemed to be conditionally redeemable and is classified as temporary equity in the consolidated balance sheet.

The Series M preferred stock is convertible into common stock of the Company at 105% of the weighted average trading price for the five days prior to conversion. The Series M preferred stock has a stated value of $10,000 but no other features such as liquidation privileges or dividends. Thus, at its essence, the Series M preferred stock represents an unconditional obligation to transfer a variable number of shares, provided that the monetary value of the obligation is based solely or predominantly on a fixed monetary amount known at inception. Such an instrument, under ASC 480-10-25-14, requires liability treatment as it is in effect stock settled debt.

In relation to your request to enhance disclosure, the Company plans to enhance the existing disclosure in Note 18 on a prospective basis as follows:

On December 1, 2017, the Board of Directors designated 500 shares of the Company’s authorized preferred stock, with a par value of $0.0001 per share, as Series M preferred stock. The Series M preferred stock has a stated value of $10,000 per share, no liquidation privilege and no dividend feature. The Series M preferred stock is convertible into common stock of the Company at a conversion price equal to 105% of the weighted average trading price for the five days prior to conversion. As such, the Series M represents an unconditional obligation to transfer a variable number of shares, where the monetary value of the obligation is based solely or predominantly on a fixed monetary amount known at inception and accordingly is classified as a liability in the consolidated balance sheet. As of December 31, 2017, 386 shares of the Series M preferred stock were issued and outstanding.

The Company notes our disclosure in the Form 10-K reviewed by the Commission inadvertently stated the Series M had a liquidation preference of $10,000. The Company does not believe this inadvertent error is material and such language will be corrected on a prospective basis.

Note 22 Subsequent Events, page F-87

10. You disclose transactions related to Dominion Capital, JGB Waltham and RDW on page F-89 as subsequent events but they appear to be transactions for the year ended December 31, 2017 based on the dates noted in your disclosure. Please advise or revise.

Response: The Company inadvertently referred to certain subsequent event conversions as taking place during 2017 when they took place during 2018. This relates to the following conversions discussed in the Subsequent Events footnote:

●	Dominion November 4, 2016 Exchange Agreement Conversions

●	Dominion January 31, 2017 Promissory Note Conversions

●	JGB Waltham Promissory Note Conversions

●	RDW July 14, 2017 Promissory Note Conversions

●	RDW December 8, 2017 Promissory Note Conversions

The Company does not feel that this inadvertent error is material to a reader of the financial statements.

Form 10-Q for the Quarterly Period Ended June 30, 2018

Item I. Financial Statements

Notes to Consolidated Financial Statements Revenue Recognition, page 7

11. Please tell us in detail how you have applied the disclosure requirements in ASC 606-10- 50-1 through 21.

Response: Please find below our analysis of the application of the disclosure requirements of ASC 606-10-50-1 through 21. We note that while the Company did significantly address the disclosure requirements of ASC 606-10-50-1 through 21 in its notes to the financial statements for the period ended June 30, 2018, there were a few items that were inadvertently omitted. We respectfully submit that modifications to disclosures of the Company’s contracts with customers in the financial statements will be made in future filings:

Contract with customers (606-10-50-4)

All the Company’s recognized revenues are derived from contract with customers. The Company does not have other sources of revenue.

The Company does not have any contract assets. While the Company does incur credit losses on its receivables from customers that loss has not been significant historically.

The Company will emphasize in its future filings that it does not have other sources of revenues nor does it have contract assets.

Disaggregation of revenues (606-10-50-5 to 7)

The Company operated in one reportable segment, applications and infrastructure, during the period ended June 30, 2018. The Company is not aware of any disaggregated revenue disclosures presented outside of its financial statements or used by users of the Company’s financial statements.

The Company has made the following disclosures in its notes to the financial statements for the period ended June 30, 2018:

Applications and infrastructure service revenue is derived from contracted services to provide technical engineering services along with contracting services to commercial and governmental customers. The Company’s contracts provide that payment for the Company’s services may be based on either (i) direct labor hours at fixed hourly rates or (ii) fixed-price contracts. The services provided under the contracts are generally provided within one month. Occasionally, the services may be provided over a period of up to six months. The Company’s applications and infrastructure segment sometimes requires customers to provide a deposit prior to beginning work on a project. When this occurs, the deposit is recorded as deferred revenue and is recognized in revenue upon completion of the project.

The Company respectfully submits that its disclosure meets this section requirement.

Contract balances (606-10-50-8 to 11)

As previously mentioned, the Company does not have contract assets. It has accounts receivables and contract liabilities (deferred revenues), which are separately presented on the face of its balance sheet.

Its revenues recognized for the six-month period ended June 30, 2018 that was included in the contract liability balance at December 31, 2017 amounted to $3,209,170.

The Company performs its obligations under a contract with a customer by transferring products and services in exchange for consideration from the customer. Accounts receivable are recorded when the right to consideration becomes unconditional. The timing of the Company’s performance often differs from the timing of the customer’s payment, which results in the recognition of a contract asset or a contract liability. The Company recognizes a contract asset when the Company transfers products or services to a customer and the right to consideration is conditional on something other than the passage of time. The Company recognizes a contract liability when it has received consideration, or an amount of consideration is due from the customer and the Company has a future obligation to transfer products or services.

A portion of the timing of payment for contracts with customers for application and infrastructure products and services is typically upfront (deposit). The Company recognizes revenues for such contracts upon completion. Therefore, deferred revenue is created when we receive deposits and is derecognized when it has no remaining performance obligations (upon completion of the project).

The only changes in the Company’s contract liabilities between measurement dates are the recognition of revenues included in the contract liability and deposits received from customers. No significant changes, such as those resulting from business combination, cumulative catch-up adjustments, impairment of a contract asset, or changes to time frames for a right to consideration to become unconditional or performance obligation to be satisfied occurred.

The Company recognizes that it should have disclosed the revenues recognized during the period ended June 30, 2018 that was included in the contract liability at January 1, 2018 and that it could have expanded on the typical timing of payment once there are no remaining performance obligations.

Performance Obligations (606-10-50-12 to 16)

The Company satisfies its obligations upon completion of service. There is a deposit due upfront, before commencement of work, and the remaining balance is generally due within 30 days of completion of service. The nature of the goods and services that the Company promised to transfer consists generally of infrastructure projects (e.g., cabling). The Company does not provide warranties except for warranties extended by the original manufacturer of the goods and does not offer any rights, refunds, or similar obligations.

The Company does not recognize revenues in a reporting period from performance obligations satisfied in previous months.

The Company believes that some of the aforementioned information should have been disclosed and that it will disclose it prospectively in future filings.

Transaction prices allocated to the remaining performance obligations (606-10-50-14)

As disclosed in its notes to the financial statements, the Company’s performance obligation has an original expected duration of less than a year.

The Company has fixed consideration in its contracts with customers.

The Company believes that its disclosures in the notes to the financial statements met this requirement.

Significant judgements in the application of the guidance (606-10-50-17)

At contract inception, the Company assesses the product or services, or bundles of products and services, obligated in the contract with a customer to identify each performance obligation within the contract, and then evaluates whether the performance obligations are capable of being distinct and distinct within the context of the contract. Products and services that are not both capable of being distinct and distinct within the context of the contract are combined and treated as a single performance obligation in determining the allocation and recognition of revenue. The Company believes that historically, the products and services offered under its application and infrastructure segment are a single performance obligation.

The Company believes that the significant judgement in the application of the guidance should have been disclosed and that it will disclose it prospectively in future filings.

Determining the Transaction Price and the Amounts allocated to Performance Obligations (606-10-50-19 to 21

The Company’s contract with its customers do not include variable consideration (including those arising from an expectation from a customer based on the Company’s business practices or specific statements not explicitly stated in the contract), a significant financing component, non-cash consideration or a consideration payable to a customer, as contemplated in ASC 606-10-32-5 through 27. Additionally, since it considers its products and services offered under a single performance obligation, it does not have to allocate the amounts of the transaction price to separate performance obligations.

If the Staff has any questions with respect to the foregoing, please contact the undersigned at (973) 630-5472 or our counsel, M. Ali Panjwani or Eric M. Hellige of Pryor Cashman LLP at (212) 421-4100.

Very truly yours,

/s/ Daniel J. Sullivan
Daniel J. Sullivan
Chief Accounting Officer

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-223629) of InterCloud Systems, Inc. (the “Company”) of our report dated April 17, 2018 relating to the financial statements of InterCloud Systems, Inc. as of and for the year December 31, 2017, included in the Company’s Annual Report on Form 10-K.

/s/ Sadler, Gibb & Associates, LLC

Salt Lake City, Utah

November 8, 2018

InterCloud Systems Inc.

common shares outstanding as of 12/31/2017

adjusted for 1:4 stock split

				year	year	12/31/2016		Restricted Shares			3/31/2017	6/30/2017	9/30/2017	12/31/2017
				weight	weight	1/1/2016	365	Do not include if unvested			12/31/2016	4/1/2017	7/1/2017	10/1/2017
	shares	Date	Days	(1 for 4)	(1 for 100)						90	90	91	91
12/31/2016	25,875,446		365	34,595,376.50	345,953.77			12/31/2017				181	273	365
									Original share info pre-stock split
Dominion Capital	410,343	1/5/2017	361	405,845.84	4,058.46			Amortization pymt 13 - Aug 15 $2M Note principal and interest	Dominion Capital	1,641,371
Forward Investments	152,500	1/6/2017	360	150,410.96	1,504.11			principal pymt for $3M, 10% debt note	Forward Investments	610,000
Forward Investments	388,245	1/6/2017	360	382,926.33	3,829.26			principal pymt for $3M, 10% debt note	Forward Investments	1,552,979
Forward Investments	92,500	1/6/2017	360	91,232.88	912.33			principal pymt for $3M, 10% debt note	Forward Investments	370,000
Darien Hirotsu	-	1/6/2017	360	-	-			3 year cliff vesting	Darien Hirotsu	-
StockVest	125,000	1/6/2017	360	123,287.67	1,232.88			immediate vesting - third party	StockVest	500,000
Dominion Capital	818,819	1/10/2017	356	798,628.94	7,986.29			Amortization pymt 14 - Aug 15 $2M Note principal and interest	Dominion Capital	3,275,276
Forward Investments	197,556	1/12/2017	354	191,602.02	1,916.02			principal pymt for $3M, 10% debt note	Forward Investments	790,223
Forward Investments	175,000	1/12/2017	354	169,726.03	1,697.26			principal pymt for $3M, 10% debt note	Forward Investments	700,000
Forward Investments	125,541	1/13/2017	353	121,413.62	1,214.14			principal pymt for $3M, 10% debt note	Forward Investments	502,164
Forward Investments	813,181	1/13/2017	353	786,445.80	7,864.46			principal pymt for $3M, 10% debt note	Forward Investments	3,252,722
Forward Investments	464,583	1/13/2017	353	449,309.04	4,493.09			principal pymt for $3M, 10% debt note	Forward Investments	1,858,332
Dominion Capital	1,045,450	1/13/2017	353	1,011,079.04	10,110.79			Amortization pymt 15 - Aug 15 $2M Note principal and interest	Dominion Capital	4,181,800
Forward Investments	325,735	1/19/2017	347	309,671.36	3,096.71			principal pymt for $3M, 10% debt note	Forward Investments	1,302,940
Forward Investments	760,250	1/19/2017	347	722,758.22	7,227.58			principal pymt for $3M, 10% debt note	Forward Investments	3,041,000
Dominion Capital	1,074,199	1/19/2017	347	1,021,224.33	10,212.24			Amortization pymt 16 - Aug 15 $2M Note principal and interest	Dominion Capital	4,296,794
Forward Investments	433,529	1/23/2017	343	407,398.72	4,073.99			principal pymt for $3M, 10% debt note	Forward Investments	1,734,117
Forward Investments	500,000	1/23/2017	343	469,863.01	4,698.63			principal pymt for $3M, 10% debt note	Forward Investments	2,000,000
Dominion Capital	1,095,432	1/24/2017	342	1,026,404.78	10,264.05			Amortization pymt 17 - Aug 15 $2M Note principal and interest	Dominion Capital	4,381,728
Forward Investments	326,178	1/25/2017	341	304,730.68	3,047.31			principal pymt for $3M, 10% debt note	Forward Investments	1,304,712
Forward Investments	347,707	1/25/2017	341	324,844.07	3,248.44			principal pymt for $3M, 10% debt note	Forward Investments	1,390,828
Joel Raven	-	1/27/2017	339	-	-			6 month Vesting	Joel Raven	-
Michael Roeske	-	1/27/2017	339	-	-			6 month Vesting	Michael Roeske	-
Marco Paulo do Santos Alves	-	1/27/2017	339	-	-			3 year annual vesting	Marco Paulo do Santos Alves	-
Darien Hirotsu	-	1/27/2017	339	-	-			3 year annual vesting	Darien Hirotsu	-
Konstantin Babenko	-	1/27/2017	339	-	-			3 year annual vesting	Konstantin Babenko	-
Peter Magee	-	1/27/2017	339	-	-			3 year annual vesting	Peter Magee	-
Timothy Larkin	-	1/27/2017	339	-	-			3 year annual vesting	Timothy Larkin	-
Daniel Sullivan	-	1/27/2017	339	-	-			3 year annual vesting	Daniel Sullivan	-

				year	year	12/31/2016		Restricted Shares			3/31/2017	6/30/2017	9/30/2017	12/31/2017
				weight	weight	1/1/2016	365	Do not include if unvested			12/31/2016	4/1/2017	7/1/2017	10/1/2017
	shares	Date	Days	(1 for 4)	(1 for 100)						90	90	91	91
12/31/2016	25,875,446		365	34,595,376.50	345,953.77			12/31/2017				181	273	365
									Original share info pre-stock split
Timothy Hannibal	-	1/27/2017	339	-	-			3 year annual vesting	Timothy Hannibal	-
Douglas Marschke	-	1/27/2017	339	-	-			3 year annual vesting	Douglas Marschke	-
Richard Savona	-	1/27/2017	339	-	-			3 year annual vesting	Richard Savona	-
Anthony Zarro	-	1/27/2017	339	-	-			3 year annual vesting	Anthony Zarro	-
Joseph Scotti	-	1/27/2017	339	-	-			3 year annual vesting	Joseph Scotti	-
Forward Investments	500,000	1/30/2017	336	460,273.97	4,602.74			principal pymt for $3M, 10% debt note	Forward Investments	2,000,000
Forward Investments	570,071	1/30/2017	336	524,777.23	5,247.77			principal pymt for $3M, 10% debt note	Forward Investments	2,280,282
Forward Investments	295,829	1/30/2017	336	272,325.01	2,723.25			principal pymt for $3M, 10% debt note	Forward Investments	1,183,317
Dominion Capital	1,183,351	1/31/2017	335	1,086,089.04	10,860.89			Amortization pymt 18 - Aug 15 $2M Note principal and interest	Dominion Capital	4,733,403
Forward Investments	500,000	1/31/2017	335	458,904.11	4,589.04			principal pymt for $3M, 10% debt note	Forward Investments	2,000,000
Forward Investments	316,628	1/31/2017	335	290,603.32	2,906.03			principal pymt for $3M, 10% debt note	Forward Investments	1,266,510
Forward Investments	563,941	1/31/2017	335	517,589.68	5,175.90			principal pymt for $3M, 10% debt note	Forward Investments	2,255,764
JGB Partners - JGB Partners LP	67,752	1/4/2017	362	67,194.64	671.95			Conversion #37 of JGB Capital February Daddy Note	JGB Partners - JGB Partners LP	271,006
JGB Partners - JGB Capital Offshore Ltd	68,642	1/4/2017	362	68,077.57	680.78			Conversion #37 of JGB Capital February Daddy Note	JGB Partners - JGB Capital Offshore Ltd	274,567
JGB Partners - JGB Capital LP	14,287	1/4/2017	362	14,169.82	141.70			Conversion #37 of JGB Capital February Daddy Note	JGB Partners - JGB Capital LP	57,149
JGB Partners - JGB Partners LP	77,396	1/5/2017	361	76,547.82	765.48			Conversion #38 of JGB Capital February Daddy Note	JGB Partners - JGB Partners LP	309,584
JGB Partners - JGB Capital Offshore Ltd	78,413	1/5/2017	361	77,553.43	775.53			Conversion #38 of JGB Capital February Daddy Note	JGB Partners - JGB Capital Offshore Ltd	313,651
JGB Partners - JGB Capital LP	16,321	1/5/2017	361	16,142.39	161.42			Conversion #38 of JGB Capital February Daddy Note	JGB Partners - JGB Capital LP	65,285
JGB Partners - JGB Partners LP	80,771	1/9/2017	357	79,000.19	790.00			Conversion #39 of JGB Capital February Daddy Note	JGB Partners - JGB Partners LP	323,082
JGB Partners - JGB Capital Offshore Ltd	81,832	1/9/2017	357	80,038.42	800.38			Conversion #39 of JGB Capital February Daddy Note	JGB Partners - JGB Capital Offshore Ltd	327,328

				year	year	12/31/2016		Restricted Shares			3/31/2017	6/30/2017	9/30/2017	12/31/2017
				weight	weight	1/1/2016	365	Do not include if unvested			12/31/2016	4/1/2017	7/1/2017	10/1/2017
	shares	Date	Days	(1 for 4)	(1 for 100)						90	90	91	91
12/31/2016	25,875,446		365	34,595,376.50	345,953.77			12/31/2017				181	273	365
									Original share info pre-stock split
JGB Partners - JGB Capital LP	17,033	1/9/2017	357	16,659.43	166.59			Conversion #39 of JGB Capital February Daddy Note	JGB Partners - JGB Capital LP	68,131
JGB Partners - JGB Partners LP	97,616	1/12/2017	354	94,674.39	946.74			Conversion #40 of JGB Capital February Daddy Note	JGB Partners - JGB Partners LP	390,465
JGB Partners - JGB Capital Offshore Ltd	98,899	1/12/2017	354	95,918.48	959.18			Conversion #40 of JGB Capital February Daddy Note	JGB Partners - JGB Capital Offshore Ltd	395,596
JGB Partners - JGB Capital LP	20,585	1/12/2017	354	19,964.87	199.65			Conversion #40 of JGB Capital February Daddy Note	JGB Partners - JGB Capital LP	82,341
JGB Partners - JGB Partners LP	70,374	1/12/2017	354	68,253.38	682.53			Conversion #41 of JGB Capital February Daddy Note	JGB Partners - JGB Partners LP	281,497
JGB Partners - JGB Capital Offshore Ltd	71,299	1/12/2017	354	69,150.02	691.50			Conversion #41 of JGB Capital February Daddy Note	JGB Partners - JGB Capital Offshore Ltd	285,195
JGB Partners - JGB Capital LP	14,841	1/12/2017	354	14,393.25	143.93			Conversion #41 of JGB Capital February Daddy Note	JGB Partners - JGB Capital LP	59,362
JGB Partners - JGB Partners LP	67,459	1/17/2017	349	64,502.13	645.02			Conversion #42 of JGB Capital February Daddy Note	JGB Partners - JGB Partners LP	269,837
JGB Partners - JGB Capital Offshore Ltd	68,346	1/17/2017	349	65,349.77	653.50			Conversion #42 of JGB Capital February Daddy Note	JGB Partners - JGB Capital Offshore Ltd	273,383
JGB Partners - JGB Capital LP	14,226	1/17/2017	349	13,602.16	136.02			Conversion #42 of JGB Capital February Daddy Note	JGB Partners - JGB Capital LP	56,903
JGB Partners - JGB Partners LP	67,459	1/17/2017	349	64,502.13	645.02			Conversion #43 of JGB Capital February Daddy Note	JGB Partners - JGB Partners LP	269,837
JGB Partners - JGB Capital Offshore Ltd	68,346	1/17/2017	349	65,349.77	653.50			Conversion #43 of JGB Capital February Daddy Note	JGB Partners - JGB Capital Offshore Ltd	273,383
JGB Partners - JGB Capital LP	14,226	1/17/2017	349	13,602.16	136.02			Conversion #43 of JGB Capital February Daddy Note	JGB Partners - JGB Capital LP	56,903
JGB Partners - JGB Partners LP	67,459	1/17/2017	349	64,502.13	645.02			Conversion #44 of JGB Capital February Daddy Note	JGB Partners - JGB Partners LP	269,837
JGB Partners - JGB Capital Offshore Ltd	68,346	1/17/2017	349	65,349.77	653.50			Conversion #44 of JGB Capital February Daddy Note	JGB Partners - JGB Capital Offshore Ltd	273,383
JGB Partners - JGB Capital LP	14,226	1/17/2017	349	13,602.16	136.02			Conversion #44 of JGB Capital February Daddy Note	JGB Partners - JGB Capital LP	56,903

				year	year	12/31/2016		Restricted Shares			3/31/2017	6/30/2017	9/30/2017	12/31/2017
				weight	weight	1/1/2016	365	Do not include if unvested			12/31/2016	4/1/2017	7/1/2017	10/1/2017
	shares	Date	Days	(1 for 4)	(1 for 100)						90	90	91	91
12/31/2016	25,875,446		365	34,595,376.50	345,953.77			12/31/2017				181	273	365
									Original share info pre-stock split
JGB Partners - JGB Partners LP	67,459	1/17/2017	349	64,502.13	645.02			Conversion #45 of JGB Capital February Daddy Note	JGB Partners - JGB Partners LP	269,837
JGB Partners - JGB Capital Offshore Ltd	68,346	1/17/2017	349	65,349.77	653.50			Conversion #45 of JGB Capital February Daddy Note	JGB Partners - JGB Capital Offshore Ltd	273,383
JGB Partners - JGB Capital LP	14,226	1/17/2017	349	13,602.16	136.02			Conversion #45 of JGB Capital February Daddy Note	JGB Partners - JGB Capital LP	56,903
JGB Partners - JGB Partners LP	99,416	1/18/2017	348	94,785.67	947.86			Conversion #46 of JGB Capital February Daddy Note	JGB Partners - JGB Partners LP	397,664
JGB Partners - JGB Capital Offshore Ltd	100,723	1/18/2017	348	96,031.32	960.31			Conversion #46 of JGB Capital February Daddy Note	JGB Partners - JGB Capital Offshore Ltd	402,890
JGB Partners - JGB Capital LP	20,965	1/18/2017	348	19,988.31	199.88			Conversion #46 of JGB Capital February Daddy Note	JGB Partners - JGB Capital LP	83,859
JGB Partners - JGB Partners LP	99,416	1/18/2017	348	94,785.67	947.86			Conversion #47 of JGB Capital February Daddy Note	JGB Partners - JGB Partners LP	397,664
JGB Partners - JGB Capital Offshore Ltd	100,723	1/18/2017	348	96,031.32	960.31			Conversion #47 of JGB Capital February Daddy Note	JGB Partners - JGB Capital Offshore Ltd	402,890
JGB Partners - JGB Capital LP	20,965	1/18/2017	348	19,988.31	199.88			Conversion #47 of JGB Capital February Daddy Note	JGB Partners - JGB Capital LP	83,859
JGB Partners - JGB Partners LP	100,613	1/19/2017	347	95,651.03	956.51			Conversion #48 of JGB Capital February Daddy Note	JGB Partners - JGB Partners LP	402,451
JGB Partners - JGB Capital Offshore Ltd	101,935	1/19/2017	347	96,907.83	969.08			Conversion #48 of JGB Capital February Daddy Note	JGB Partners - JGB Capital Offshore Ltd	407,739
JGB Partners - JGB Capital LP	21,217	1/19/2017	347	20,170.68	201.71			Conversion #48 of JGB Capital February Daddy Note	JGB Partners - JGB Capital LP	84,868
JGB Partners - JGB Partners LP	100,613	1/19/2017	347	95,651.03	956.51			Conversion #49 of JGB Capital February Daddy Note	JGB Partners - JGB Partners LP	402,451
JGB Partners - JGB Capital Offshore Ltd	101,935	1/19/2017	347	96,907.83	969.08			Conversion #49 of JGB Capital February Daddy Note	JGB Partners - JGB Capital Offshore Ltd	407,739

				year	year	12/31/2016		Restricted Shares			3/31/2017	6/30/2017	9/30/2017	12/31/2017
				weight	weight	1/1/2016	365	Do not include if unvested			12/31/2016	4/1/2017	7/1/2017	10/1/2017
	shares	Date	Days	(1 for 4)	(1 for 100)						90	90	91	91
12/31/2016	25,875,446		365	34,595,376.50	345,953.77			12/31/2017				181	273	365
									Original share info pre-stock split
JGB Partners - JGB Capital LP	21,217	1/19/2017	347	20,170.68	201.71			Conversion #49 of JGB Capital February Daddy Note	JGB Partners - JGB Capital LP	84,868
JGB Partners - JGB Partners LP	67,075	1/19/2017	347	63,767.19	637.67			Conversion #50 of JGB Capital February Daddy Note	JGB Partners - JGB Partners LP	268,300
JGB Partners - JGB Capital Offshore Ltd	67,957	1/19/2017	347	64,605.22	646.05			Conversion #50 of JGB Capital February Daddy Note	JGB Partners - JGB Capital Offshore Ltd	271,826
JGB Partners - JGB Capital LP	14,145	1/19/2017	347	13,447.20	134.47			Conversion #50 of JGB Capital February Daddy Note	JGB Partners - JGB Capital LP	56,579
JGB Partners - JGB Partners LP	106,322	1/20/2017	346	100,786.96	1,007.87			Conversion #51 of JGB Capital February Daddy Note	JGB Partners - JGB Partners LP	425,286
JGB Partners - JGB Capital Offshore Ltd	107,719	1/20/2017	346	102,111.24	1,021.11			Conversion #51 of JGB Capital February Daddy Note	JGB Partners - JGB Capital Offshore Ltd	430,874
JGB Partners - JGB Capital LP	22,421	1/20/2017	346	21,253.88	212.54			Conversion #51 of JGB Capital February Daddy Note	JGB Partners - JGB Capital LP	89,684
JGB Partners - JGB Partners LP	318,964	1/20/2017	346	302,360.63	3,023.61			Conversion #52 of JGB Capital February Daddy Note	JGB Partners - JGB Partners LP	1,275,857
JGB Partners - JGB Capital Offshore Ltd	323,156	1/20/2017	346	306,333.71	3,063.34			Conversion #52 of JGB Capital February Daddy Note	JGB Partners - JGB Capital Offshore Ltd	1,292,622
JGB Partners - JGB Capital LP	67,263	1/20/2017	346	63,761.64	637.62			Conversion #52 of JGB Capital February Daddy Note	JGB Partners - JGB Capital LP	269,052

				year	year	12/31/2016		Restricted Shares			3/31/2017	6/30/2017	9/30/2017	12/31/2017
				weight	weight	1/1/2016	365	Do not include if unvested			12/31/2016	4/1/2017	7/1/2017	10/1/2017
	shares	Date	Days	(1 for 4)	(1 for 100)						90	90	91	91
12/31/2016	25,875,446		365	34,595,376.50	345,953.77			12/31/2017				181	273	365
									Original share info pre-stock split
JGB Partners - JGB Partners LP	100,678	1/24/2017	342	94,333.67	943.34			Conversion #53 of JGB Capital February Daddy Note	JGB Partners - JGB Partners LP	402,711
JGB Partners - JGB Capital Offshore Ltd	102,001	1/24/2017	342	95,573.31	955.73			Conversion #53 of JGB Capital February Daddy Note	JGB Partners - JGB Capital Offshore Ltd	408,003
JGB Partners - JGB Capital LP	21,231	1/24/2017	342	19,892.92	198.93			Conversion #53 of JGB Capital February Daddy Note	JGB Partners - JGB Capital LP	84,923
JGB Partners - JGB Partners LP	270,418	1/27/2016	705	522,313.74	5,223.14			Conversion #54 of JGB Capital February Daddy Note	JGB Partners - JGB Partners LP	1,081,671
JGB Partners - JGB Capital Offshore Ltd	273,971	1/27/2016	705	529,177.35	5,291.77			Conversion #54 of JGB Capital February Daddy Note	JGB Partners - JGB Capital Offshore Ltd	1,095,885
JGB Partners - JGB Capital LP	57,026	1/27/2016	705	110,145.14	1,101.45			Conversion #54 of JGB Capital February Daddy Note	JGB Partners - JGB Capital LP	228,102
Dominion Capital	2,195,849	2/2/2017	333	2,003,336.44	20,033.36			Amortization pymt 19 - Aug 15 $2M Note principal and interest	Dominion Capital	8,783,397
Dominion Capital	1,196,867	2/6/2017	329	1,078,819.84	10,788.20			Amortization pymt 20 - Aug 15 $2M Note principal and interest	Dominion Capital	4,787,468
Forward Investments	465,229	2/7/2017	328	418,068.35	4,180.68			principal pymt for $3M, 10% debt note	Forward Investments	1,860,914
Forward Investments	2,927,561	2/7/2017	328	2,630,794.77	26,307.95			principal pymt for $3M, 10% debt note	Forward Investments	11,710,245
Forward Investments	700,000	2/7/2017	328	629,041.10	6,290.41			principal pymt for $3M, 10% debt note	Forward Investments	2,800,000
Forward Investments	1,485,000	2/9/2017	326	1,326,328.77	13,263.29			principal pymt for $3M, 10% debt note	Forward Investments	5,940,000
Forward Investments	624,918	2/9/2017	326	558,145.49	5,581.45			principal pymt for $3M, 10% debt note	Forward Investments	2,499,670
Forward Investments	456,343	2/9/2017	326	407,583.29	4,075.83			principal pymt for $3M, 10% debt note	Forward Investments	1,825,373
Dominion Capital	1,076,363	2/13/2017	322	949,558.15	9,495.58			Amortization pymt 21 - Aug 15 $2M Note principal and interest	Dominion Capital	4,305,450
Forward Investments	492,550	2/13/2017	322	434,523.56	4,345.24			principal pymt for $3M, 10% debt note	Forward Investments	1,970,200
Forward Investments	215,058	2/13/2017	322	189,721.96	1,897.22			principal pymt for $3M, 10% debt note	Forward Investments	860,230
Forward Investments	268,769	2/16/2017	319	234,896.96	2,348.97			principal pymt for $3M, 10% debt note	Forward Investments	1,075,077
Forward Investments	175,142	2/16/2017	319	153,069.53	1,530.70			principal pymt for $3M, 10% debt note	Forward Investments	700,569
Forward Investments	611,835	2/16/2017	319	534,727.03	5,347.27			principal pymt for $3M, 10% debt note	Forward Investments	2,447,340

				year	year	12/31/2016		Restricted Shares			3/31/2017	6/30/2017	9/30/2017	12/31/2017
				weight	weight	1/1/2016	365	Do not include if unvested			12/31/2016	4/1/2017	7/1/2017	10/1/2017
	shares	Date	Days	(1 for 4)	(1 for 100)						90	90	91	91
12/31/2016	25,875,446		365	34,595,376.50	345,953.77			12/31/2017				181	273	365
									Original share info pre-stock split
Richard Smithline	457,615	2/21/2017	314	393,674.06	3,936.74			Richard Smithline debt conversion	Richard Smithline	1,830,459
Forward Investments	319,856	2/22/2017	313	274,287.47	2,742.87			principal pymt for $3M, 10% debt note	Forward Investments	1,279,424
Forward Investments	297,945	2/22/2017	313	255,497.61	2,554.98			principal pymt for $3M, 10% debt note	Forward Investments	1,191,778
Dominion Capital	1,082,719	2/22/2017	313	928,468.62	9,284.69			Amortization pymt 22 - Aug 15 $2M Note principal and interest	Dominion Capital	4,330,876
Forward Investments	181,369	2/23/2017	312	155,032.80	1,550.33			principal pymt for $3M, 10% debt note	Forward Investments	725,474
Forward Investments	252,594	2/23/2017	312	215,915.97	2,159.16			principal pymt for $3M, 10% debt note	Forward Investments	1,010,376
Dominion Capital	1,198,383	2/27/2017	308	1,011,238.26	10,112.38			Amortization pymt 23 - Aug 15 $2M Note principal and interest	Dominion Capital	4,793,532
Forward Investments	402,812	2/28/2017	307	338,803.73	3,388.04			principal pymt for $3M, 10% debt note	Forward Investments	1,611,249
Forward Investments	341,805	2/28/2017	307	287,490.57	2,874.91			principal pymt for $3M, 10% debt note	Forward Investments	1,367,219
Forward Investments	753,945	2/28/2017	307	634,140.04	6,341.40			principal pymt for $3M, 10% debt note	Forward Investments	3,015,780
Forward Investments	908,623	2/28/2017	307	764,238.65	7,642.39			principal pymt for $3M, 10% debt note	Forward Investments	3,634,490
JGB Partners - JGB Partners LP	16,052	2/17/2017	318	13,985.03	139.85			Conversion #55 of JGB Capital February Daddy Note	JGB Partners - JGB Partners LP	64,208
JGB Partners - JGB Capital Offshore Ltd	77,120	2/17/2017	318	67,189.48	671.89			Conversion #55 of JGB Capital February Daddy Note	JGB Partners - JGB Capital Offshore Ltd	308,480
JGB Partners - JGB Capital LP	76,120	2/17/2017	318	66,317.81	663.18			Conversion #55 of JGB Capital February Daddy Note	JGB Partners - JGB Capital LP	304,478
JGB Partners - JGB Partners LP	115,016	2/21/2017	314	98,944.84	989.45			Conversion #56 of JGB Capital February Daddy Note	JGB Partners - JGB Partners LP	460,062
JGB Partners - JGB Capital Offshore Ltd	116,527	2/21/2017	314	100,245.15	1,002.45			Conversion #56 of JGB Capital February Daddy Note	JGB Partners - JGB Capital Offshore Ltd	466,108
JGB Partners - JGB Capital LP	24,255	2/21/2017	314	20,865.52	208.66			Conversion #56 of JGB Capital February Daddy Note	JGB Partners - JGB Capital LP	97,018
JGB Partners - JGB Partners LP	78,295	2/23/2017	312	66,925.92	669.26			Conversion #57 of JGB Capital February Daddy Note	JGB Partners - JGB Partners LP	313,179
JGB Partners - JGB Capital Offshore Ltd	79,324	2/23/2017	312	67,805.29	678.05			Conversion #57 of JGB Capital February Daddy Note	JGB Partners - JGB Capital Offshore Ltd	317,294
JGB Partners - JGB Capital LP	16,511	2/23/2017	312	14,113.30	141.13			Conversion #57 of JGB Capital February Daddy Note	JGB Partners - JGB Capital LP	66,043

				year	year	12/31/2016		Restricted Shares			3/31/2017	6/30/2017	9/30/2017	12/31/2017
				weight	weight	1/1/2016	365	Do not include if unvested			12/31/2016	4/1/2017	7/1/2017	10/1/2017
	shares	Date	Days	(1 for 4)	(1 for 100)						90	90	91	91
12/31/2016	25,875,446		365	34,595,376.50	345,953.77			12/31/2017				181	273	365
									Original share info pre-stock split
JGB Partners - JGB Partners LP	81,122	2/24/2017	311	69,119.96	691.20			Conversion #58 of JGB Capital February Daddy Note	JGB Partners - JGB Partners LP	324,486
JGB Partners - JGB Capital Offshore Ltd	82,188	2/24/2017	311	70,028.47	700.28			Conversion #58 of JGB Capital February Daddy Note	JGB Partners - JGB Capital Offshore Ltd	328,751
JGB Partners - JGB Capital LP	17,107	2/24/2017	311	14,575.89	145.76			Conversion #58 of JGB Capital February Daddy Note	JGB Partners - JGB Capital LP	68,427
					-
Smithline	476,191	3/1/2017	306	399,217.24	3,992.17			Richard Smithline debt conversion	Smithline	1,904,762
Smithline	142,857	3/1/2017	306	119,765.26	1,197.65			Richard Smithline debt conversion	Smithline	571,429
Smithline	595,238	3/1/2017	306	499,021.45	4,990.21			Richard Smithline debt conversion	Smithline	2,380,952
Smithline	1,875,000	3/2/2017	305	1,566,780.82	15,667.81			Richard Smithline debt conversion	Smithline	7,500,000
Smithline	1,092,233	3/3/2017	304	909,695.43	9,096.95			Richard Smithline debt conversion	Smithline	4,368,932
Smithline	1,213,592	3/6/2017	301	1,000,797.99	10,007.98			Richard Smithline debt conversion	Smithline	4,854,369
Dominion Capital	3,190,550	3/1/2017	306	2,674,817.26	26,748.17			Amortization pymt 24 - Aug 15 $2M Note principal and interest	Dominion Capital	12,762,200
Dominion Capital	3,252,806	3/2/2017	305	2,718,098.16	27,180.98			Amortization pymt 25 - Aug 15 $2M Note principal and interest	Dominion Capital	13,011,224
Dominion Capital	3,156,566	3/3/2017	304	2,629,030.10	26,290.30			Amortization pymt 26 - Aug 15 $2M Note principal and interest	Dominion Capital	12,626,263
Dominion Capital	3,732,332	3/6/2017	301	3,077,895.70	30,778.96			Amortization pymt 27 - Aug 15 $2M Note principal and interest	Dominion Capital	14,929,328
Forward Investments	5,679,923	3/1/2017	306	4,761,798.67	47,617.99			principal pymt for $3M, 10% debt note	Forward Investments	22,719,693
Forward Investments	6,914,962	3/2/2017	305	5,778,256.13	57,782.56			principal pymt for $3M, 10% debt note	Forward Investments	27,659,849
Forward Investments	4,929,079	3/3/2017	304	4,105,315.32	41,053.15			principal pymt for $3M, 10% debt note	Forward Investments	19,716,317
Forward Investments	1,985,883	3/3/2017	304	1,653,995.70	16,539.96			principal pymt for $2M, 2% debt note	Forward Investments	7,943,532
Forward Investments	1,250,000	3/7/2017	300	1,027,397.26	10,273.97			principal pymt for $2M, 2% debt note	Forward Investments	5,000,000
Magna (MEF I)	500,000	3/10/2017	297	406,849.32	4,068.49			principal conversion #1 in stock	Magna (MEF I)	2,000,000

				year	year	12/31/2016		Restricted Shares			3/31/2017	6/30/2017	9/30/2017	12/31/2017
				weight	weight	1/1/2016	365	Do not include if unvested			12/31/2016	4/1/2017	7/1/2017	10/1/2017
	shares	Date	Days	(1 for 4)	(1 for 100)						90	90	91	91
12/31/2016	25,875,446		365	34,595,376.50	345,953.77			12/31/2017				181	273	365
									Original share info pre-stock split
JGB Partners - JGB Partners LP	299,038	3/2/2017	305	249,880.86	2,498.81			Conversion #59 of JGB Capital February Daddy Note	JGB Partners - JGB Partners LP	1,196,151
JGB Partners - JGB Capital Offshore Ltd	302,968	3/2/2017	305	253,164.62	2,531.65			Conversion #59 of JGB Capital February Daddy Note	JGB Partners - JGB Capital Offshore Ltd	1,211,870
JGB Partners - JGB Capital LP	63,061	3/2/2017	305	52,694.60	526.95			Conversion #59 of JGB Capital February Daddy Note	JGB Partners - JGB Capital LP	252,243
JGB Partners - JGB Partners LP	598,076	3/2/2017	305	499,761.93	4,997.62			Conversion #60 of JGB Capital February Daddy Note	JGB Partners - JGB Partners LP	2,392,303
JGB Partners - JGB Capital Offshore Ltd	605,935	3/2/2017	305	506,329.04	5,063.29			Conversion #60 of JGB Capital February Daddy Note	JGB Partners - JGB Capital Offshore Ltd	2,423,739
JGB Partners - JGB Capital LP	126,122	3/2/2017	305	105,389.41	1,053.89			Conversion #60 of JGB Capital February Daddy Note	JGB Partners - JGB Capital LP	504,487
JGB Partners - JGB Partners LP	598,076	3/2/2017	305	499,761.93	4,997.62			Conversion #61 of JGB Capital February Daddy Note	JGB Partners - JGB Partners LP	2,392,303
JGB Partners - JGB Capital Offshore Ltd	605,935	3/2/2017	305	506,329.04	5,063.29			Conversion #61 of JGB Capital February Daddy Note	JGB Partners - JGB Capital Offshore Ltd	2,423,739
JGB Partners - JGB Capital LP	126,122	3/2/2017	305	105,389.41	1,053.89			Conversion #61 of JGB Capital February Daddy Note	JGB Partners - JGB Capital LP	504,487
JGB Partners - JGB Partners LP	598,076	3/2/2017	305	499,761.93	4,997.62			Conversion #62 of JGB Capital February Daddy Note	JGB Partners - JGB Partners LP	2,392,303
JGB Partners - JGB Capital Offshore Ltd	605,935	3/2/2017	305	506,329.04	5,063.29			Conversion #62 of JGB Capital February Daddy Note	JGB Partners - JGB Capital Offshore Ltd	2,423,739
JGB Partners - JGB Capital LP	126,122	3/2/2017	305	105,389.41	1,053.89			Conversion #62 of JGB Capital February Daddy Note	JGB Partners - JGB Capital LP	504,487
JGB Partners - JGB Partners LP	598,153	3/3/2017	304	498,187.91	4,981.88			Conversion #63 of JGB Capital February Daddy Note	JGB Partners - JGB Partners LP	2,392,613
JGB Partners - JGB Capital Offshore Ltd	606,013	3/3/2017	304	504,734.32	5,047.34			Conversion #63 of JGB Capital February Daddy Note	JGB Partners - JGB Capital Offshore Ltd	2,424,053
JGB Partners - JGB Capital LP	126,138	3/3/2017	304	105,057.61	1,050.58			Conversion #63 of JGB Capital February Daddy Note	JGB Partners - JGB Capital LP	504,553
JGB Partners - JGB Partners LP	598,153	3/3/2017	304	498,187.91	4,981.88			Conversion #64 of JGB Capital February Daddy Note	JGB Partners - JGB Partners LP	2,392,613

				year	year	12/31/2016		Restricted Shares			3/31/2017	6/30/2017	9/30/2017	12/31/2017
				weight	weight	1/1/2016	365	Do not include if unvested			12/31/2016	4/1/2017	7/1/2017	10/1/2017
	shares	Date	Days	(1 for 4)	(1 for 100)						90	90	91	91
12/31/2016	25,875,446		365	34,595,376.50	345,953.77			12/31/2017				181	273	365
									Original share info pre-stock split
JGB Partners - JGB Capital Offshore Ltd	606,013	3/3/2017	304	504,734.32	5,047.34			Conversion #64 of JGB Capital February Daddy Note	JGB Partners - JGB Capital Offshore Ltd	2,424,053
JGB Partners - JGB Capital LP	126,138	3/3/2017	304	105,057.61	1,050.58			Conversion #64 of JGB Capital February Daddy Note	JGB Partners - JGB Capital LP	504,553
JGB Partners - JGB Partners LP	598,153	3/3/2017	304	498,187.91	4,981.88			Conversion #65 of JGB Capital February Daddy Note	JGB Partners - JGB Partners LP	2,392,613
JGB Partners - JGB Capital Offshore Ltd	606,013	3/3/2017	304	504,734.32	5,047.34			Conversion #65 of JGB Capital February Daddy Note	JGB Partners - JGB Capital Offshore Ltd	2,424,053
JGB Partners - JGB Capital LP	126,138	3/3/2017	304	105,057.61	1,050.58			Conversion #65 of JGB Capital February Daddy Note	JGB Partners - JGB Capital LP	504,553
JGB Partners - JGB Partners LP	598,386	3/6/2017	301	493,463.52	4,934.64			Conversion #66 of JGB Capital February Daddy Note	JGB Partners - JGB Partners LP	2,393,544
JGB Partners - JGB Capital Offshore Ltd	606,249	3/6/2017	301	499,947.81	4,999.48			Conversion #66 of JGB Capital February Daddy Note	JGB Partners - JGB Capital Offshore Ltd	2,424,996
JGB Partners - JGB Capital LP	126,187	3/6/2017	301	104,061.27	1,040.61			Conversion #66 of JGB Capital February Daddy Note	JGB Partners - JGB Capital LP	504,749
JGB Partners - JGB Partners LP	598,386	3/6/2017	301	493,463.52	4,934.64			Conversion #67 of JGB Capital February Daddy Note	JGB Partners - JGB Partners LP	2,393,544
JGB Partners - JGB Capital Offshore Ltd	606,249	3/6/2017	301	499,947.81	4,999.48			Conversion #67 of JGB Capital February Daddy Note	JGB Partners - JGB Capital Offshore Ltd	2,424,996
JGB Partners - JGB Capital LP	126,187	3/6/2017	301	104,061.27	1,040.61			Conversion #67 of JGB Capital February Daddy Note	JGB Partners - JGB Capital LP	504,749
JGB Partners - JGB Partners LP	598,464	3/7/2017	300	491,887.81	4,918.88			Conversion #68 of JGB Capital February Daddy Note	JGB Partners - JGB Partners LP	2,393,854
JGB Partners - JGB Capital Offshore Ltd	606,328	3/7/2017	300	498,351.58	4,983.52			Conversion #68 of JGB Capital February Daddy Note	JGB Partners - JGB Capital Offshore Ltd	2,425,311
JGB Partners - JGB Capital LP	126,204	3/7/2017	300	103,728.90	1,037.29			Conversion #68 of JGB Capital February Daddy Note	JGB Partners - JGB Capital LP	504,814
JGB Partners - JGB Partners LP	598,464	3/7/2017	300	491,887.81	4,918.88			Conversion #69 of JGB Capital February Daddy Note	JGB Partners - JGB Partners LP	2,393,854
JGB Partners - JGB Capital Offshore Ltd	606,328	3/7/2017	300	498,351.58	4,983.52			Conversion #69 of JGB Capital February Daddy Note	JGB Partners - JGB Capital Offshore Ltd	2,425,311

				year	year	12/31/2016		Restricted Shares			3/31/2017	6/30/2017	9/30/2017	12/31/2017
				weight	weight	1/1/2016	365	Do not include if unvested			12/31/2016	4/1/2017	7/1/2017	10/1/2017
	shares	Date	Days	(1 for 4)	(1 for 100)						90	90	91	91
12/31/2016	25,875,446		365	34,595,376.50	345,953.77			12/31/2017				181	273	365
									Original share info pre-stock split
JGB Partners - JGB Capital LP	126,204	3/7/2017	300	103,728.90	1,037.29			Conversion #69 of JGB Capital February Daddy Note	JGB Partners - JGB Capital LP	504,814
JGB Partners - JGB Partners LP	598,464	3/7/2017	300	491,887.81	4,918.88			Conversion #70 of JGB Capital February Daddy Note	JGB Partners - JGB Partners LP	2,393,854
JGB Partners - JGB Capital Offshore Ltd	606,328	3/7/2017	300	498,351.58	4,983.52			Conversion #70 of JGB Capital February Daddy Note	JGB Partners - JGB Capital Offshore Ltd	2,425,311
JGB Partners - JGB Capital LP	126,204	3/7/2017	300	103,728.90	1,037.29			Conversion #70 of JGB Capital February Daddy Note	JGB Partners - JGB Capital LP	504,814
JGB Partners - JGB Partners LP	478,957	3/7/2017	300	393,663.29	3,936.63			Conversion #71 of JGB Capital February Daddy Note	JGB Partners - JGB Partners LP	1,915,828
JGB Partners - JGB Capital Offshore Ltd	485,251	3/7/2017	300	398,836.23	3,988.36			Conversion #71 of JGB Capital February Daddy Note	JGB Partners - JGB Capital Offshore Ltd	1,941,003
JGB Partners - JGB Capital LP	101,002	3/7/2017	300	83,015.34	830.15			Conversion #71 of JGB Capital February Daddy Note	JGB Partners - JGB Capital LP	404,008
Gerald Olano	7,500	1/5/2017	361	7,417.81	74.18			Fully vested	Gerald Olano	30,000
Rui Dasilva	7,500	1/5/2017	361	7,417.81	74.18			Fully vested	Rui Dasilva	30,000
Pete Magee	2,500	1/5/2017	361	2,472.60	24.73			Fully vested	Pete Magee	10,000
Heath Snow	5,000	1/5/2017	361	4,945.21	49.45			Fully vested	Heath Snow	20,000
Kevins Kearns	1,875	1/5/2017	361	1,854.45	18.54			Fully vested	Kevins Kearns	7,500
Gearge Kallas	1,250	1/5/2017	361	1,236.30	12.36			Fully vested	Gearge Kallas	5,000
Joel Raven	125,000	1/20/2017	346	118,493.15	1,184.93			Fully vested	Joel Raven	500,000
Michael Roeske	53,500	1/20/2017	346	50,715.07	507.15			Fully vested	Michael Roeske	214,000
Neal Oristano	25,000	1/1/2017	365	25,000.00	250.00			Fully vested	Neal Oristano	100,000
Caronna Frank	83	2/13/2017	322	73.52	0.74			1/3 vested	Caronna Frank	333
Villars, Kevin	250	2/13/2017	322	220.55	2.21			1/3 vested	Villars, Kevin	1,000
Wager, Samuel	83	2/13/2017	322	73.52	0.74			1/3 vested	Wager, Samuel	333
David Stillman (IPC Shares)	(875)	1/25/2017	341	(817.47)	(8.17)			Repurchase of vested shares	David Stillman (IPC Shares)	(3,500)
David Stillman	(2,917)	1/25/2017	341	(2,724.89)	(27.25)			Repurchase of vested shares	David Stillman	(11,667)
Elizabeth Blackburn	(42)	1/25/2017	341	(38.93)	(0.39)			Repurchase of vested shares	Elizabeth Blackburn	(167)
Heidi Kasprzyk	(83)	1/25/2017	341	(77.85)	(0.78)			Repurchase of vested shares	Heidi Kasprzyk	(333)
Heidi Kasprzyk	(208)	1/25/2017	341	(194.56)	(1.95)			Repurchase of vested shares	Heidi Kasprzyk	(833)
Jonathan Maguire	(146)	1/25/2017	341	(136.17)	(1.36)			Repurchase of vested shares	Jonathan Maguire	(583)
Jonathan Maguire	(833)	1/25/2017	341	(778.54)	(7.79)			Repurchase of vested shares	Jonathan Maguire	(3,333)
Katie Bradshaw	(1,250)	1/25/2017	341	(1,167.81)	(11.68)			Repurchase of vested shares	Katie Bradshaw	(5,000)
Lisa Ostuland	(83)	1/25/2017	341	(77.85)	(0.78)			Repurchase of vested shares	Lisa Ostuland	(333)

							Quarter
Balance 3/31/2017	120,208,587		WA Shares 3.31.17	116,749,873	1,167,499		120,208,587

				year	year	12/31/2016		Restricted Shares					3/31/2017	6/30/2017	9/30/2017	12/31/2017
				weight	weight	1/1/2016	365	Do not include if unvested					12/31/2016	4/1/2017	7/1/2017	10/1/2017
	shares	Date	Days	(1 for 4)	(1 for 100)								90	90	91	91
12/31/2016	25,875,446		365	34,595,376.50	345,953.77			12/31/2017						181	273	365
											Original share info pre-stock split
									6/30/2017	3/31/2017
									91
Aqeel Asim	4,166.67	4/10/2017	266	3,036.53	30.37		12,179	1/3 vested			Aqeel Asim	16,667
Ali Fayazi	4,166.67	4/10/2017	266	3,036.53	30.37		12,179	1/3 vested			Ali Fayazi	16,667
Stillman David	-	4/10/2017	266	-	-		-	Forfeited			Stillman David	-
Mcglynn Brian	2,916.67	4/10/2017	266	2,125.57	21.26		8,526	1/3 vested			Mcglynn Brian	11,667
Porter Mark	2,500.00	4/10/2017	266	1,821.92	18.22		7,308	1/3 vested			Porter Mark	10,000
Savona Richard	1,666.67	4/10/2017	266	1,214.61	12.15		4,872	1/3 vested			Savona Richard	6,667
Hintz Bill	1,666.67	4/10/2017	266	1,214.61	12.15		4,872	1/3 vested			Hintz Bill	6,667
Hannibal Timothy	1,666.67	4/10/2017	266	1,214.61	12.15		4,872	1/3 vested			Hannibal Timothy	6,667
Simoneau Daryl	-	4/10/2017	266	-	-		-	Forfeited			Simoneau Daryl	-
Van Der Heide Christine	833.33	4/10/2017	266	607.31	6.07		2,436	1/3 vested			Van Der Heide Christine	3,333
Olano Gerald	833.33	4/10/2017	266	607.31	6.07		2,436	1/3 vested			Olano Gerald	3,333
Maguire Jon	-	4/10/2017	266	-	-		-	Forfeited			Maguire Jon	-
Kitchel Jay	833.33	4/10/2017	266	607.31	6.07		2,436	1/3 vested			Kitchel Jay	3,333
Hayter Keith	833.33	4/10/2017	266	607.31	6.07		2,436	1/3 vested			Hayter Keith	3,333
Rojas Fred	583.33	4/10/2017	266	425.11	4.25		1,705	1/3 vested			Rojas Fred	2,333
Dasilva Rui	583.33	4/10/2017	266	425.11	4.25		1,705	1/3 vested			Dasilva Rui	2,333
Tackett Shannon	416.67	4/10/2017	266	303.65	3.04		1,218	1/3 vested			Tackett Shannon	1,667
Rabito Shannon	416.67	4/10/2017	266	303.65	3.04		1,218	1/3 vested			Rabito Shannon	1,667
Muniz Richard	416.67	4/10/2017	266	303.65	3.04		1,218	1/3 vested			Muniz Richard	1,667
Magee Pete	416.67	4/10/2017	266	303.65	3.04		1,218	1/3 vested			Magee Pete	1,667
Madsen Ellisa	416.67	4/10/2017	266	303.65	3.04		1,218	1/3 vested			Madsen Ellisa	1,667
Kelly Scott	-	4/10/2017	266	-	-		-	Forfeited			Kelly Scott	-
Edmonds Stephen	-	4/10/2017	266	-	-		-	Forfeited			Edmonds Stephen	-
Cioffi Brian	416.67	4/10/2017	266	303.65	3.04		1,218	1/3 vested			Cioffi Brian	1,667
Bradshaw Katie	-	4/10/2017	266	-	-		-	Forfeited			Bradshaw Katie	-
Morgan Edward	291.67	4/10/2017	266	212.56	2.13		853	1/3 vested			Morgan Edward	1,167
Chance Doug	291.67	4/10/2017	266	212.56	2.13		853	1/3 vested			Chance Doug	1,167
Snow Heath	250.00	4/10/2017	266	182.19	1.82		731	1/3 vested			Snow Heath	1,000
Wager Samuel	-	4/10/2017	266	-	-		-	Forfeited			Wager Samuel	-
Snow David	208.33	4/10/2017	266	151.83	1.52		609	1/3 vested			Snow David	833
Shirey Paul	208.33	4/10/2017	266	151.83	1.52		609	1/3 vested			Shirey Paul	833

				year	year	12/31/2016		Restricted Shares			3/31/2017	6/30/2017	9/30/2017	12/31/2017
				weight	weight	1/1/2016	365	Do not include if unvested			12/31/2016	4/1/2017	7/1/2017	10/1/2017
	shares	Date	Days	(1 for 4)	(1 for 100)						90	90	91	91
12/31/2016	25,875,446		365	34,595,376.50	345,953.77			12/31/2017				181	273	365
									Original share info pre-stock split
Martinez Melissa	208.33	4/10/2017	266	151.83	1.52		609	1/3 vested	Martinez Melissa	833
Klose Karole	208.33	4/10/2017	266	151.83	1.52		609	1/3 vested	Klose Karole	833
Klejna Christine	208.33	4/10/2017	266	151.83	1.52		609	1/3 vested	Klejna Christine	833
Kasparzyck Heidi	-	4/10/2017	266	-	-		-	Forfeited	Kasparzyck Heidi	-
Hilton Agnes	208.33	4/10/2017	266	151.83	1.52		609	1/3 vested	Hilton Agnes	833
Garifalis Nicholas	208.33	4/10/2017	266	151.83	1.52		609	1/3 vested	Garifalis Nicholas	833
Fury Craig	-	4/10/2017	266	-	-		-	Forfeited	Fury Craig	-
Hayter Keith	172.70	4/10/2017	266	125.86	1.26		505	1/3 vested	Hayter Keith	691
Viverito	166.67	4/10/2017	266	121.46	1.21		487	1/3 vested	Viverito	667
Mendolia Lori	166.67	4/10/2017	266	121.46	1.21		487	1/3 vested	Mendolia Lori	667
Johnson Gregory	144.44	4/10/2017	266	105.27	1.05		422	1/3 vested	Johnson Gregory	578
Poulin Emmanuel	143.92	4/10/2017	266	104.88	1.05		421	1/3 vested	Poulin Emmanuel	576
DuBay Jeffrey	143.92	4/10/2017	266	104.88	1.05		421	1/3 vested	DuBay Jeffrey	576
Scott Nicole	125.00	4/10/2017	266	91.10	0.91		365	1/3 vested	Scott Nicole	500
Hafner Shane	-	4/10/2017	266	-	-		-	Forfeited	Hafner Shane	-
Lockrem Alan	105.56	4/10/2017	266	76.93	0.77		309	1/3 vested	Lockrem Alan	422
Delo Marion	97.28	4/10/2017	266	70.89	0.71		284	1/3 vested	Delo Marion	389
Duckworth David	91.33	4/10/2017	266	66.56	0.67		267	1/3 vested	Duckworth David	365
Varma Suzie	86.55	4/10/2017	266	63.08	0.63		253	1/3 vested	Varma Suzie	346
DeKnight Bradley	85.56	4/10/2017	266	62.35	0.62		250	1/3 vested	DeKnight Bradley	342
Sprague Donald	83.33	4/10/2017	266	60.73	0.61		244	1/3 vested	Sprague Donald	333
Spitzer Daniel	-	4/10/2017	266	-	-		-	Forfeited	Spitzer Daniel	-
Neuner Paul	83.33	4/10/2017	266	60.73	0.61		244	1/3 vested	Neuner Paul	333
Ferraro Caryn	83.33	4/10/2017	266	60.73	0.61		244	1/3 vested	Ferraro Caryn	333
Federici Katherine	83.33	4/10/2017	266	60.73	0.61		244	1/3 vested	Federici Katherine	333
DeVierno William	83.33	4/10/2017	266	60.73	0.61		244	1/3 vested	DeVierno William	333
Delo Marion	83.33	4/10/2017	266	60.73	0.61		244	1/3 vested	Delo Marion	333
Borden Stephen	82.40	4/10/2017	266	60.05	0.60		241	1/3 vested	Borden Stephen	330
Arroyo-Monroy Jose Antonio	-	4/10/2017	266	-	-		-	Forfeited	Arroyo-Monroy Jose Antonio	-
Varma Bob	71.96	4/10/2017	266	52.44	0.52		210	1/3 vested	Varma Bob	288

				year	year	12/31/2016		Restricted Shares			3/31/2017	6/30/2017	9/30/2017	12/31/2017
				weight	weight	1/1/2016	365	Do not include if unvested			12/31/2016	4/1/2017	7/1/2017	10/1/2017
	shares	Date	Days	(1 for 4)	(1 for 100)						90	90	91	91
12/31/2016	25,875,446		365	34,595,376.50	345,953.77			12/31/2017				181	273	365
									Original share info pre-stock split
Felise Diana	-	4/10/2017	266	-	-		-	Forfeited	Felise Diana	-
Bellwood Timothy	64.71	4/10/2017	266	47.16	0.47		189	1/3 vested	Bellwood Timothy	259
Rosalez Roberto	60.09	4/10/2017	266	43.79	0.44		176	1/3 vested	Rosalez Roberto	240
Baltar Robert	60.00	4/10/2017	266	43.73	0.44		175	1/3 vested	Baltar Robert	240
Azar Rastin	-	4/10/2017	266	-	-		-	Forfeited	Azar Rastin	-
Beechy Robert	55.70	4/10/2017	266	40.59	0.41		163	1/3 vested	Beechy Robert	223
Kim Yoonhwak	-	4/10/2017	266	-	-		-	Forfeited	Kim Yoonhwak	-
Brown Micheal	55.56	4/10/2017	266	40.49	0.40		162	1/3 vested	Brown Micheal	222
Wilkins David	52.65	4/10/2017	266	38.37	0.38		154	1/3 vested	Wilkins David	211
Sundaresan Ganesh	-	4/10/2017	266	-	-		-	Forfeited	Sundaresan Ganesh	-
Springer Charles	46.67	4/10/2017	266	34.01	0.34		136	1/3 vested	Springer Charles	187
Bayley John	-	4/10/2017	266	-	-		-	Forfeited	Bayley John	-
Gilliard Joshua	44.47	4/10/2017	266	32.41	0.32		130	1/3 vested	Gilliard Joshua	178
Hudgens Stephanie	43.91	4/10/2017	266	32.00	0.32		128	1/3 vested	Hudgens Stephanie	176
Nussen Menachem	41.67	4/10/2017	266	30.37	0.30		122	1/3 vested	Nussen Menachem	167
Blackburn Elizabeth	-	4/10/2017	266	-	-		-	Forfeited	Blackburn Elizabeth	-
Heard Derek	-	4/10/2017	266	-	-		-	Forfeited	Heard Derek	-
Charters Kaitlyn	35.59	4/10/2017	266	25.94	0.26		104	1/3 vested	Charters Kaitlyn	142
Yannucci John	34.67	4/10/2017	266	25.26	0.25		101	1/3 vested	Yannucci John	139
Schneeberger Debra	-	4/10/2017	266	-	-		-	Forfeited	Schneeberger Debra	-
Pichardo Gilbert	29.00	4/10/2017	266	21.13	0.21		85	1/3 vested	Pichardo Gilbert	116
Hand Taylor	-	4/10/2017	266	-	-		-	Forfeited	Hand Taylor	-

IPC employee shares	5,445.75	4/21/17	255	3,804.57	38.05		15,260	remaining shares fully vested	IPC employee shares	21,783

				year	year	12/31/2016			Restricted Shares			3/31/2017	6/30/2017	9/30/2017	12/31/2017
				weight	weight	1/1/2016		365	Do not include if unvested			12/31/2016	4/1/2017	7/1/2017	10/1/2017
	shares	Date	Days	(1 for 4)	(1 for 100)							90	90	91	91
12/31/2016	25,875,446		365	34,595,376.50	345,953.77				12/31/2017				181	273	365
										Original share info pre-stock split
Forfeitures - see if any previously vested in part. If so reverse										Forfeitures - see if any previously vested in part. If so reverse
Yoonhawk Kim	(55.56)	04/24/2017	252	(38.36)	(0.38)			(154)	Repurchase of vested partially shares	Yoonhawk Kim	(222)
Craig Fury	(208.33)	04/24/2017	252	(143.84)	(1.44)			(577)	Repurchase of vested partially shares	Craig Fury	(833)
Stephen Edmonds	(833.50)	04/24/2017	252	(575.46)	(5.75)			(2,308)	Repurchase of vested partially shares	Stephen Edmonds	(3,334)
Shane Hafner	(114.22)	04/24/2017	252	(78.86)	(0.79)			(316)	Repurchase of vested partially shares	Shane Hafner	(457)
Scott Kelly	(416.75)	04/24/2017	252	(287.73)	(2.88)			(1,154)	Repurchase of vested partially shares	Scott Kelly	(1,667)
Samuel Wager	(291.67)	04/24/2017	252	(201.37)	(2.01)			(808)	Repurchase of vested partially shares	Samuel Wager	(1,167)
Rastin Azar	(55.93)	04/24/2017	252	(38.61)	(0.39)			(155)	Repurchase of vested partially shares	Rastin Azar	(224)
Kevin Villars	(250.00)	04/24/2017	252	(172.60)	(1.73)			(692)	Repurchase of vested partially shares	Kevin Villars	(1,000)
Kevin Nelson	-	04/24/2017	252	-	-			-	ipc only, shares adj on that line	Kevin Nelson
Jose Antonio Arroyo-Monroy	(80.00)	04/24/2017	252	(55.23)	(0.55)			(222)	Repurchase of vested partially shares	Jose Antonio Arroyo-Monroy	(320)
John Bayley	(46.67)	04/24/2017	252	(32.22)	(0.32)			(129)	Repurchase of vested partially shares	John Bayley	(187)
James Wilson	-	04/24/2017	252	-	-			-	ipc only, shares adj on that line	James Wilson
James Hill	-	04/24/2017	252	-	-			-	ipc only, shares adj on that line	James Hill
Ganesh Sunderasan	(46.67)	04/24/2017	252	(32.22)	(0.32)			(129)	Repurchase of vested partially shares	Ganesh Sunderasan	(187)
Fred Okrend	-	04/24/2017	252	-	-			-	ipc only, shares adj on that line	Fred Okrend
Frank Caronna	(83.33)	04/24/2017	252	(57.53)	(0.58)			(231)	Repurchase of vested partially shares	Frank Caronna	(333)
Diana Felise	(66.67)	04/24/2017	252	(46.03)	(0.46)			(185)	Repurchase of vested partially shares	Diana Felise	(267)
Daryl Simoneau	(1,041.67)	04/24/2017	252	(719.18)	(7.19)			(2,885)	Repurchase of vested partially shares	Daryl Simoneau	(4,167)
Debra Scheenberger	(30.04)	04/24/2017	252	(20.74)	(0.21)			(83)	Repurchase of vested partially shares	Debra Scheenberger	(120)
Daniel Spitzer	(83.33)	04/24/2017	252	(57.53)	(0.58)			(231)	Repurchase of vested partially shares	Daniel Spitzer	(333)
Taylor Hand	(28.89)	04/24/2017	252	(19.95)	(0.20)			(80)	Repurchase of vested partially shares	Taylor Hand	(116)
Derek Heard	(39.29)	04/24/2017	252	(27.13)	(0.27)			(109)	Repurchase of vested partially shares	Derek Heard	(157)

Munro	41,666.67	6/2/2017	213	24,315.07	243.15			97,527	Final portion vested	Munro	166,667
Jadevaia	20,833.33	6/2/2017	213	12,157.53	121.58			48,764	Final portion vested	Jadevaia	83,333
Edmonds	347.83	6/2/2017	213	202.98	2.03			814	Final portion vested	Edmonds	1,391
Porter	1,391.17	6/2/2017	213	811.83	8.12			3,256	Final portion vested	Porter	5,565
Tim Larkin	8,333.33	6/23/2017	192	4,383.56	43.84			17,582	1/3 vested	Tim Larkin	33,333
Aqeel Asim	8,333.33	6/23/2017	192	4,383.56	43.84			17,582	1/3 vested	Aqeel Asim	33,333
Ali Fayazi	8,333.33	6/23/2017	192	4,383.56	43.84			17,582	1/3 vested	Ali Fayazi	33,333
Joseph Scotti	25,000.00	6/30/2017	185	12,671.23	126.71			50,824	Shares vested fully	Joseph Scotti	100,000
Anthony Zarro	25,000.00	6/30/2017	185	12,671.23	126.71			50,824	Shares vested fully	Anthony Zarro	100,000
Brian Mcglynn	25,000.00	6/30/2017	185	12,671.23	126.71			50,824	Shares vested fully	Brian Mcglynn	100,000
Nicole Scott	1,250.00	6/30/2017	185	633.56	6.34			2,541	Shares vested fully	Nicole Scott	5,000
Fred Rojas	1,875.00	6/30/2017	185	950.34	9.50			3,812	Shares vested fully	Fred Rojas	7,500

Balance 6/30/2017	120,408,474		YTD WA Shares	116,863,791	1,168,638		Q2 QTD WA Shares	120,665,512
	120,408,474.34

				year	year	12/31/2016		Restricted Shares	3/31/2017	6/30/2017	9/30/2017	12/31/2017
				weight	weight	1/1/2016	365	Do not include if unvested	12/31/2016	4/1/2017	7/1/2017	10/1/2017
	shares	Date	Days	(1 for 4)	(1 for 100)				90	90	91	91
12/31/2016	25,875,446		365	34,595,376.50	345,953.77			12/31/2017		181	273	365
								Original share info pre-stock split
							Quarter
							120,408,474

Dominion Capital (Nov 4 2016 Note)	12,108,262	7/12/2017	173	5,738,984.45	57,389.84		23,019,004	Conversion notice 1 - Nov 4, 2016 note principal and interest
MEF (Magna)	3,012,706	7/12/2017	173	1,427,940.10	14,279.40		5,727,452	principal conversion #2 in stock
RDW Capital (davis exch)	275,330	7/12/2017	173	130,498.88	1,304.99		523,430	Davis Exch - conversion 1
Smithline	3,398,058	7/12/2017	173	1,610,586.39	16,105.86		6,460,044	Richard Smithline debt conversion
Forward Investments	1,780,000	7/12/2017	173	843,671.23	8,436.71		3,383,956	principal pymt for $2.6M, 3% debt note
Forward Investments	8,200,000	7/13/2017	172	3,864,109.59	38,641.10		15,498,901	principal pymt for $2.6M, 3% debt note
RDW Capital (davis exch)	346,260	7/14/2017	171	162,220.44	1,622.20		650,664	Davis Exch - conversion 2
Forward Investments	4,980,800	7/14/2017	171	2,333,470.68	23,334.71		9,359,525	principal pymt for $2.6M, 3% debt note
Forward Investments	1,960,620	7/17/2017	168	902,422.36	9,024.22		3,619,606	principal pymt for $2.6M, 3% debt note
MEF (Magna)	2,442,144	7/17/2017	168	1,124,055.32	11,240.55		4,508,574	principal conversion #3 in stock
Forward Investments	2,238,490	7/18/2017	167	1,024,185.84	10,241.86		4,107,998	principal pymt for $2.6M, 3% debt note
RDW Capital (davis exch)	1,123,596	7/18/2017	167	514,083.65	5,140.84		2,061,984	Davis Exch - conversion 3
RDW Capital (hannibal exch)	2,307,692	7/19/2017	166	1,049,525.68	10,495.26		4,209,636	RDW Hannibal exchange note - conversion 1
Forward Investments	5,000,000	7/19/2017	166	2,273,972.60	22,739.73		9,120,879	principal pymt for $2.6M, 3% debt note
RDW Capital (hannibal exch)	961,538	7/20/2017	165	434,667.86	4,346.68		1,743,448	RDW Hannibal exchange note - conversion 2
Forward Investments	3,822,407	7/20/2017	165	1,727,937.41	17,279.37		6,930,738	principal pymt for $2.6M, 3% debt note
MEF (Magna)	2,110,283	7/21/2017	164	948,181.95	9,481.82		3,803,147	principal conversion #4 in stock
RDW Capital (hannibal exch)	1,059,322	7/21/2017	164	475,969.34	4,759.69		1,909,108	RDW Hannibal exchange note - conversion 3
Forward Investments	2,940,000	7/21/2017	164	1,320,986.30	13,209.86		5,298,462	principal pymt for $2.6M, 3% debt note
RDW Capital (hannibal exch)	3,048,780	7/24/2017	161	1,344,804.33	13,448.04		5,393,995	RDW Hannibal exchange note - conversion 4
Forward Investments	6,321,057	7/24/2017	161	2,788,192.27	27,881.92		11,183,409	principal pymt for $2.6M, 3% debt note
MEF (Magna)	1,024,995	7/24/2017	161	452,121.08	4,521.21		1,813,453	principal conversion #5 in stock
RDW Capital (hannibal exch)	1,814,002	7/25/2017	160	795,178.96	7,951.79		3,189,454	RDW Hannibal exchange note - conversion 5
MEF (Magna)	2,278,265	7/25/2017	160	998,691.51	9,986.92		4,005,741	principal conversion #6 in stock
Forward Investments	5,780,000	7/25/2017	160	2,533,698.63	25,336.99		10,162,637	principal pymt for $2.6M, 3% debt note
Forward Investments	1,617,825	7/26/2017	159	704,751.16	7,047.51		2,826,749	principal pymt for $2.6M, 3% debt note
MEF (Magna)	2,670,154	7/26/2017	159	1,163,162.98	11,631.63		4,665,434	principal conversion #7 in stock
RDW Capital (hannibal exch)	3,355,705	7/26/2016	524	4,817,505.26	48,175.05		19,322,961	RDW Hannibal exchange note - conversion 6

				year	year	12/31/2016		Restricted Shares	3/31/2017	6/30/2017	9/30/2017	12/31/2017
				weight	weight	1/1/2016	365	Do not include if unvested	12/31/2016	4/1/2017	7/1/2017	10/1/2017
	shares	Date	Days	(1 for 4)	(1 for 100)				90	90	91	91
12/31/2016	25,875,446		365	34,595,376.50	345,953.77			12/31/2017		181	273	365
								Original share info pre-stock split
MEF (Magna)	2,670,154	7/27/2017	158	1,155,847.48	11,558.47		4,636,092	principal conversion #8 in stock
MEF (Magna)	2,202,877	7/28/2017	157	947,538.87	9,475.39		3,800,568	principal conversion #9 in stock
Dominion Capital (Nov 4 2016 Note)	5,703,572	7/28/2017	157	2,453,317.27	24,533.17		9,840,229	Conversion notice 2 - Nov 4, 2016 note principal and interest
MEF (Magna)	2,202,877	7/31/2017	154	929,433.04	9,294.33		3,727,946	principal conversion #10 in stock
JGB Partners - JGB Partners LP	2,395,405.00	7/12/2017	173	1,135,356.34	11,353.56		4,553,902	Conversion #72 of JGB Capital February Daddy Note
JGB Partners - JGB Capital Offshore Ltd	2,426,883.00	7/12/2017	173	1,150,276.05	11,502.76		4,613,745	Conversion #72 of JGB Capital February Daddy Note
JGB Partners - JGB Capital LP	505,141.00	7/12/2017	173	239,422.99	2,394.23		960,323	Conversion #72 of JGB Capital February Daddy Note
JGB Partners - JGB Partners LP	2,395,715.00	7/13/2017	172	1,128,939.67	11,289.40		4,528,165	Conversion #73 of JGB Capital February Daddy Note
JGB Partners - JGB Capital Offshore Ltd	2,427,197.00	7/13/2017	172	1,143,775.02	11,437.75		4,587,669	Conversion #73 of JGB Capital February Daddy Note
JGB Partners - JGB Capital LP	505,207.00	7/13/2017	172	238,070.15	2,380.70		954,897	Conversion #73 of JGB Capital February Daddy Note
JGB Partners - JGB Partners LP	2,828,836.00	7/14/2017	171	1,325,290.29	13,252.90		5,315,725	Conversion #16 of JGB Capital December Daddy Note
JGB Partners - JGB Capital Offshore Ltd	1,951,867.00	7/14/2017	171	914,436.32	9,144.36		3,667,794	Conversion #16 of JGB Capital December Daddy Note
JGB Partners - JGB Capital LP	548,106.00	7/14/2017	171	256,783.91	2,567.84		1,029,957	Conversion #16 of JGB Capital December Daddy Note
JGB Partners - JGB Partners LP	2,830,668.00	7/19/2017	166	1,287,372.30	12,873.72		5,163,636	Conversion #17 of JGB Capital December Daddy Note
JGB Partners - JGB Capital Offshore Ltd	1,953,130.00	7/19/2017	166	888,272.82	8,882.73		3,562,853	Conversion #17 of JGB Capital December Daddy Note
JGB Partners - JGB Capital LP	548,461.00	7/19/2017	166	249,437.06	2,494.37		1,000,489	Conversion #17 of JGB Capital December Daddy Note
JGB Partners - JGB Partners LP	2,831,034.00	7/20/2017	165	1,279,782.49	12,797.82		5,133,194	Conversion #18 of JGB Capital December Daddy Note
JGB Partners - JGB Capital Offshore Ltd	1,953,383.00	7/20/2017	165	883,036.15	8,830.36		3,541,848	Conversion #18 of JGB Capital December Daddy Note
JGB Partners - JGB Capital LP	548,532.00	7/20/2017	165	247,966.52	2,479.67		994,591	Conversion #18 of JGB Capital December Daddy Note
JGB Partners - JGB Partners LP	2,832,499.00	7/24/2017	161	1,249,403.67	12,494.04		5,011,344	Conversion #19 of JGB Capital December Daddy Note
JGB Partners - JGB Capital Offshore Ltd	1,954,394.00	7/24/2017	161	862,075.16	8,620.75		3,457,774	Conversion #19 of JGB Capital December Daddy Note

				year	year	12/31/2016		Restricted Shares	3/31/2017	6/30/2017	9/30/2017	12/31/2017
				weight	weight	1/1/2016	365	Do not include if unvested	12/31/2016	4/1/2017	7/1/2017	10/1/2017
	shares	Date	Days	(1 for 4)	(1 for 100)				90	90	91	91
12/31/2016	25,875,446		365	34,595,376.50	345,953.77			12/31/2017		181	273	365
								Original share info pre-stock split
JGB Partners - JGB Capital LP	548,816.00	7/24/2017	161	242,080.48	2,420.80		970,982	Conversion #19 of JGB Capital December Daddy Note
JGB Partners - JGB Partners LP	2,832,865.00	7/25/2017	160	1,241,803.84	12,418.04		4,980,862	Conversion #20 of JGB Capital December Daddy Note
JGB Partners - JGB Capital Offshore Ltd	1,954,647.00	7/25/2017	160	856,831.56	8,568.32		3,436,742	Conversion #20 of JGB Capital December Daddy Note
JGB Partners - JGB Capital LP	548,887.00	7/25/2017	160	240,608.00	2,406.08		965,076	Conversion #20 of JGB Capital December Daddy Note
JGB Partners - JGB Partners LP	2,833,232.00	7/26/2017	159	1,234,202.43	12,342.02		4,950,372	Conversion #21 of JGB Capital December Daddy Note
JGB Partners - JGB Capital Offshore Ltd	1,954,900.00	7/26/2017	159	851,586.58	8,515.87		3,415,704	Conversion #21 of JGB Capital December Daddy Note
JGB Partners - JGB Capital LP	548,957.00	7/26/2017	159	239,134.69	2,391.35		959,167	Conversion #21 of JGB Capital December Daddy Note
JGB Partners - JGB Partners LP	2,835,063.00	7/31/2017	154	1,196,163.57	11,961.64		4,797,799	Conversion #22 of JGB Capital December Daddy Note
JGB Partners - JGB Capital Offshore Ltd	1,956,164.00	7/31/2017	154	825,340.43	8,253.40		3,310,431	Conversion #22 of JGB Capital December Daddy Note
JGB Partners - JGB Capital LP	549,312.00	7/31/2017	154	231,764.52	2,317.65		929,605	Conversion #22 of JGB Capital December Daddy Note
Record additional shares per rounding differences resulting from 1:4 reverse stock split	126	7/12/2017	173	59.72	0.60		240	cst adj
RDW Capital (hannibal exch)	3,623,188	8/1/2017	153	1,518,761.00	15,187.61		6,091,734	RDW Hannibal exchange note - conversion 7
MEF (Magna)	2,346,543	8/1/2017	153	983,619.39	9,836.19		3,945,287	principal conversion #11 in stock
Forward Investments	2,471,028	8/2/2017	152	1,029,030.84	10,290.31		4,127,431	principal pymt for $2.6M, 3% debt note

				year	year	12/31/2016		Restricted Shares	3/31/2017	6/30/2017	9/30/2017	12/31/2017
				weight	weight	1/1/2016	365	Do not include if unvested	12/31/2016	4/1/2017	7/1/2017	10/1/2017
	shares	Date	Days	(1 for 4)	(1 for 100)				90	90	91	91
12/31/2016	25,875,446		365	34,595,376.50	345,953.77			12/31/2017		181	273	365
								Original share info pre-stock split
MEF (Magna)	1,066,611	8/3/2017	151	441,255.51	4,412.56		1,769,871	principal conversion #12 in stock
Forward Investments	4,200,200	8/3/2017	151	1,737,616.99	17,376.17		6,969,563	principal pymt for $2.6M, 3% debt note
Forward Investments	2,540,342	8/4/2017	150	1,043,976.16	10,439.76		4,187,377	principal pymt for $2.6M, 3% debt note
RDW Capital (hannibal exch)	3,837,433	8/4/2017	150	1,577,027.26	15,770.27		6,325,439	RDW Hannibal exchange note - conversion 8
Forward Investments	2,800,000	8/7/2017	147	1,127,671.23	11,276.71		4,523,077	principal pymt for $2.6M, 3% debt note
MEF (Magna)	1,090,313	8/7/2017	147	439,112.36	4,391.12		1,761,275	principal conversion #13 in stock
MEF (Magna)	1,090,313	8/8/2017	146	436,125.20	4,361.25		1,749,293	principal conversion #14 in stock
Forward Investments	2,320,114	8/8/2017	146	928,045.60	9,280.46		3,722,381	principal pymt for $2.6M, 3% debt note
RDW Capital (hannibal exch)	3,703,704	8/9/2017	145	1,471,334.47	14,713.34		5,901,506	RDW Hannibal exchange note - conversion 9
Forward Investments	1,980,000	8/9/2017	145	786,575.34	7,865.75		3,154,945	principal pymt for $2.6M, 3% debt note
Forward Investments	1,335,000	8/10/2017	144	526,684.93	5,266.85		2,112,527	principal pymt for $2.6M, 3% debt note
Forward Investments	1,551,800	8/11/2017	143	607,965.48	6,079.65		2,438,543	principal pymt for $2.6M, 3% debt note
MEF (Magna)	984,641	8/14/2017	140	377,670.52	3,776.71		1,514,832	principal conversion #15 in stock
Forward Investments	3,400,000	8/14/2017	140	1,304,109.59	13,041.10		5,230,769	principal pymt for $2.6M, 3% debt note
RDW Capital (hannibal exch)	3,703,704	8/14/2017	140	1,420,598.79	14,205.99		5,698,006	RDW Hannibal exchange note - conversion 10
Forward Investments	5,157,000	8/15/2017	139	1,963,898.63	19,638.99		7,877,176	principal pymt for $2.6M, 3% debt note
Forward Investments	1,292,400	8/16/2017	138	488,633.42	4,886.33		1,959,903	principal pymt for $2.6M, 3% debt note
RDW Capital (hannibal exch)	4,347,826	8/16/2017	138	1,643,835.58	16,438.36		6,593,406	RDW Hannibal exchange note - conversion 11
Forward Investments	2,600,000	8/17/2017	137	975,890.41	9,758.90		3,914,286	principal pymt for $2.6M, 3% debt note
Forward Investments	1,361,428	8/18/2017	136	507,271.80	5,072.72		2,034,662	principal pymt for $2.6M, 3% debt note
RDW Capital (hannibal exch)	4,464,286	8/21/2017	133	1,626,712.43	16,267.12		6,524,726	RDW Hannibal exchange note - conversion 12
Forward Investments	950,271	8/21/2017	133	346,263.13	3,462.63		1,388,858	principal pymt for $2.6M, 3% debt note
Forward Investments	2,430,589	8/22/2017	132	879,007.53	8,790.08		3,525,690	principal pymt for $2.6M, 3% debt note
Forward Investments	5,360,233	8/23/2017	131	1,923,809.65	19,238.10		7,716,379	principal pymt for $2.6M, 3% debt note
RDW Capital (hannibal exch)	6,113,120	8/24/2017	130	2,177,275.62	21,772.76		8,733,029	RDW Hannibal exchange note - conversion 13
Forward Investments	4,259,400	8/24/2017	130	1,517,046.58	15,170.47		6,084,857	principal pymt for $2.6M, 3% debt note
Forward Investments	3,655,400	8/25/2017	129	1,291,908.49	12,919.08		5,181,831	principal pymt for $2.6M, 3% debt note
Forward Investments	1,810,961	8/28/2017	126	625,153.66	6,251.54		2,507,484	principal pymt for $2.6M, 3% debt note

				year	year	12/31/2016		Restricted Shares	3/31/2017	6/30/2017	9/30/2017	12/31/2017
				weight	weight	1/1/2016	365	Do not include if unvested	12/31/2016	4/1/2017	7/1/2017	10/1/2017
	shares	Date	Days	(1 for 4)	(1 for 100)				90	90	91	91
12/31/2016	25,875,446		365	34,595,376.50	345,953.77			12/31/2017		181	273	365
								Original share info pre-stock split
Smithline (reversal of original per amended conversion notice)	(3,398,058)	8/29/2017	125	(1,163,718.49)	(11,637.18)		(4,667,662)	Richard Smithline debt conversion
Smithline (amended 7/12/17 notice sent on 8/29/17)	2,833,738	8/29/2017	125	970,458.22	9,704.58		3,892,497	Richard Smithline debt conversion
Forward Investments	4,939,200	8/29/2017	125	1,691,506.85	16,915.07		6,784,615	principal pymt for $2.6M, 3% debt note
Smithline	2,107,728	8/29/2017	125	721,824.66	7,218.25		2,895,231	Richard Smithline accrued interest conversion
Forward Investments	3,720,000	8/30/2017	124	1,263,780.82	12,637.81		5,069,011	principal pymt for $2.6M, 3% debt note
JGB Partners LP	640,394	8/29/2017	125	219,313.01	2,193.13		879,662	JGB warrant (hwr) exercise 1
JGB Capital Offshore Ltd	3,305,145	8/29/2017	125	1,131,898.97	11,318.99		4,540,034	JGB warrant (hwr) exercise 1
JGB Capital LP	2,280,515	8/29/2017	125	780,998.29	7,809.98		3,132,576	JGB warrant (hwr) exercise 1
JGB Partners - JGB Partners LP	2,824,441.00	8/2/2017	152	1,176,205.57	11,762.06		4,717,748	Conversion #23 of JGB Capital December Daddy Note
JGB Partners - JGB Capital Offshore Ltd	1,948,834.00	8/2/2017	152	811,569.23	8,115.69		3,255,195	Conversion #23 of JGB Capital December Daddy Note
JGB Partners - JGB Capital LP	547,254.00	8/2/2017	152	227,897.56	2,278.98		914,095	Conversion #23 of JGB Capital December Daddy Note
JGB Partners - JGB Partners LP	2,825,173.00	8/4/2017	150	1,161,030.00	11,610.30		4,656,879	Conversion #24 of JGB Capital December Daddy Note
JGB Partners - JGB Capital Offshore Ltd	1,949,340.00	8/4/2017	150	801,098.63	8,010.99		3,213,198	Conversion #24 of JGB Capital December Daddy Note
JGB Partners - JGB Capital LP	547,396.00	8/4/2017	150	224,957.26	2,249.57		902,301	Conversion #24 of JGB Capital December Daddy Note

				year	year	12/31/2016		Restricted Shares	3/31/2017	6/30/2017	9/30/2017	12/31/2017
				weight	weight	1/1/2016	365	Do not include if unvested	12/31/2016	4/1/2017	7/1/2017	10/1/2017
	shares	Date	Days	(1 for 4)	(1 for 100)				90	90	91	91
12/31/2016	25,875,446		365	34,595,376.50	345,953.77			12/31/2017		181	273	365
								Original share info pre-stock split
JGB Partners LP	783,410	9/5/2017	118	253,266.79	2,532.67		1,015,850	JGB warrant (hwr) exercise 2
JGB Capital Offshore Ltd	4,043,267	9/5/2017	118	1,307,138.37	13,071.38		5,242,918	JGB warrant (hwr) exercise 2
JGB Capital LP	2,789,811	9/5/2017	118	901,911.50	9,019.12		3,617,557	JGB warrant (hwr) exercise 2
RDW Capital (hannibal exch)	12,345,679	9/28/2017	95	3,213,258.92	32,132.59		12,888,346	RDW Hannibal exchange note - conversion 14

Forward Investments	146,049	10/3/2017	90	36,012.08	360.12		142,874	principal pymt for $2.6M, 3% debt note
JGB Capital LP	3,366,959	10/3/2017	90	830,209.07	8,302.09		3,293,764	JGB warrant (hwr) exercise 3
JGB Capital Offshore Ltd	2,323,165	10/3/2017	90	572,835.21	5,728.35		2,272,661	JGB warrant (hwr) exercise 3
JGB Partners LP	652,371	10/3/2017	90	160,858.60	1,608.59		638,189	JGB warrant (hwr) exercise 3
JGB Capital LP	3,997,166	10/3/2017	90	985,602.58	9,856.03		3,910,271	JGB warrant (hwr) exercise 4
JGB Capital Offshore Ltd	5,793,084	10/3/2017	90	1,428,431.67	14,284.32		5,667,147	JGB warrant (hwr) exercise 4
JGB Partners LP	1,122,449	10/3/2017	90	276,768.25	2,767.68		1,098,048	JGB warrant (hwr) exercise 4
Forward Investments	966,427	10/4/2017	89	235,649.32	2,356.49		934,913	principal pymt for $2.6M, 3% debt note
Smithline	2,481,007	10/4/2017	89	604,957.87	6,049.58		2,400,105	Richard Smithline accrued interest conversion
RDW Capital (hannibal exch)	12,983,903	10/6/2017	87	3,094,793.32	30,947.93		12,278,256	RDW Hannibal exchange note - conversion 15
Forward Investments	2,044,823	10/9/2017	84	470,589.40	4,705.89		1,867,012	principal pymt for $2.6M, 3% debt note

				year	year	12/31/2016		Restricted Shares	3/31/2017	6/30/2017	9/30/2017	12/31/2017
				weight	weight	1/1/2016	365	Do not include if unvested	12/31/2016	4/1/2017	7/1/2017	10/1/2017
	shares	Date	Days	(1 for 4)	(1 for 100)				90	90	91	91
12/31/2016	25,875,446		365	34,595,376.50	345,953.77			12/31/2017		181	273	365
								Original share info pre-stock split
Forward Investments	1,116,600	10/10/2017	83	253,911.78	2,539.12		1,007,367	principal pymt for $2.6M, 3% debt note
Forward Investments	1,957,398	10/11/2017	82	439,744.21	4,397.44		1,744,637	principal pymt for $2.6M, 3% debt note
Forward Investments	2,000,000	10/12/2017	81	443,835.62	4,438.36		1,760,870	principal pymt for $2.6M, 3% debt note
Forward Investments	2,200,032	10/13/2017	80	482,198.79	4,821.99		1,913,071	principal pymt for $2.6M, 3% debt note
Forward Investments	1,110,000	10/16/2017	77	234,164.38	2,341.64		929,022	principal pymt for $2.6M, 3% debt note
Forward Investments	4,502,398	10/17/2017	76	937,485.61	9,374.86		3,719,372	principal pymt for $2.6M, 3% debt note
Forward Investments	1,600,059	10/18/2017	75	328,779.25	3,287.79		1,304,396	principal pymt for $2.6M, 3% debt note
RDW Capital (Jad exch)	9,090,909	10/18/2017	75	1,867,995.00	18,679.95		7,411,067	RDW Jadevaia Oct 12 exchange note - conversion 1
Smithline	98,098	10/18/2017	75	20,157.12	201.57		79,971	Richard Smithline accrued interest conversion
Forward Investments	980,831	10/19/2017	74	198,853.41	1,988.53		788,929	principal pymt for $2.6M, 3% debt note
Forward Investments	2,260,902	10/20/2017	73	452,180.40	4,521.80		1,793,977	principal pymt for $2.6M, 3% debt note
Forward Investments	985,006	10/23/2017	70	188,905.26	1,889.05		749,461	principal pymt for $2.6M, 3% debt note
Forward Investments	1,500,000	10/24/2017	69	283,561.64	2,835.62		1,125,000	principal pymt for $2.6M, 3% debt note
Forward Investments	11,152,876	10/25/2017	68	2,077,796.08	20,777.96		8,243,430	principal pymt for $2.6M, 3% debt note
RDW Capital (Jad exch)	11,904,762	10/25/2017	68	2,217,873.47	22,178.73		8,799,172	RDW Jadevaia Oct 12 exchange note - conversion 2
RDW Capital (Jad exch)	7,936,507	10/25/2017	68	1,478,582.13	14,785.82		5,866,114	RDW Jadevaia Oct 12 exchange note - conversion 3

				year	year	12/31/2016		Restricted Shares	3/31/2017	6/30/2017	9/30/2017	12/31/2017
				weight	weight	1/1/2016	365	Do not include if unvested	12/31/2016	4/1/2017	7/1/2017	10/1/2017
	shares	Date	Days	(1 for 4)	(1 for 100)				90	90	91	91
12/31/2016	25,875,446		365	34,595,376.50	345,953.77			12/31/2017		181	273	365
								Original share info pre-stock split
Dominion Capital (Nov 4 2016 Note)	6,369,048	10/26/2017	67	1,169,112.92	11,691.13		4,638,328	Conversion notice 3 - Nov 4, 2016 note principal and interest
Forward Investments	3,780,000	10/26/2017	67	693,863.01	6,938.63		2,752,826	principal pymt for $2.6M, 3% debt note
Forward Investments	5,500,000	10/27/2017	66	994,520.55	9,945.21		3,945,652	principal pymt for $2.6M, 3% debt note
Forward Investments	5,442,400	10/30/2017	63	939,373.15	9,393.73		3,726,861	principal pymt for $2.6M, 3% debt note
Forward Investments	3,750,000	10/31/2017	62	636,986.30	6,369.86		2,527,174	principal pymt for $2.6M, 3% debt note

Dominion Capital (Nov 4 2016 Note)	4,943,041	11/1/2017	61	826,097.26	8,260.97		3,277,451	Conversion notice 4 - Nov 4, 2016 note principal and interest
Forward Investments	3,480,301	11/1/2017	61	581,639.35	5,816.39		2,307,591	principal pymt for $2.6M, 3% debt note
RDW Capital (Jad exch)	12,195,122	11/1/2017	61	2,038,088.88	20,380.89		8,085,896	RDW Jadevaia Oct 12 exchange note - conversion 4
Forward Investments	1,880,000	11/2/2017	60	309,041.10	3,090.41		1,226,087	principal pymt for $2.6M, 3% debt note
Forward Investments	3,350,407	11/3/2017	59	541,572.64	5,415.73		2,148,631	principal pymt for $2.6M, 3% debt note
Forward Investments	10,223,810	11/6/2017	56	1,568,584.55	15,685.85		6,223,189	principal pymt for $2.6M, 3% debt note
RDW Capital (Jad exch)	12,500,000	11/6/2017	56	1,917,808.22	19,178.08		7,608,696	RDW Jadevaia Oct 12 exchange note - conversion 5
Forward Investments	2,007,599	11/7/2017	55	302,514.92	3,025.15		1,200,195	principal pymt for $2.6M, 3% debt note
RDW Capital (Jad exch)	8,771,929	11/7/2017	55	1,321,797.52	13,217.98		5,244,088	RDW Jadevaia Oct 12 exchange note - conversion 6
Forward Investments	6,565,232	11/8/2017	54	971,294.60	9,712.95		3,853,506	principal pymt for $2.6M, 3% debt note

				year	year	12/31/2016		Restricted Shares	3/31/2017	6/30/2017	9/30/2017	12/31/2017
				weight	weight	1/1/2016	365	Do not include if unvested	12/31/2016	4/1/2017	7/1/2017	10/1/2017
	shares	Date	Days	(1 for 4)	(1 for 100)				90	90	91	91
12/31/2016	25,875,446		365	34,595,376.50	345,953.77			12/31/2017		181	273	365
								Original share info pre-stock split
Forward Investments	1,740,000	11/9/2017	53	252,657.53	2,526.58		1,002,391	principal pymt for $2.6M, 3% debt note
JGB Partners - JGB Partners LP	254,158	11/9/2017	53	36,905.13	369.05		146,417	Conversion #25 of JGB Capital December Daddy Note
JGB Partners - JGB Capital Offshore Ltd	1,311,737	11/9/2017	53	190,471.40	1,904.71		755,675	Conversion #25 of JGB Capital December Daddy Note
JGB Partners - JGB Capital LP	905,085	11/9/2017	53	131,423.30	1,314.23		521,408	Conversion #25 of JGB Capital December Daddy Note
Forward Investments	5,473,788	11/10/2017	52	779,827.33	7,798.27		3,093,880	principal pymt for $2.6M, 3% debt note
RDW Capital (hannibal exch)	19,736,842	11/10/2017	52	2,811,824.07	28,118.24		11,155,606	RDW Hannibal exchange note - conversion 16
Forward Investments	5,532,000	11/13/2017	49	742,652.05	7,426.52		2,946,391	principal pymt for $2.6M, 3% debt note
Forward Investments	5,180,000	11/14/2017	48	681,205.48	6,812.05		2,702,609	principal pymt for $2.6M, 3% debt note
RDW Capital (hannibal exch)	14,285,714	11/14/2017	48	1,878,669.24	18,786.69		7,453,416	RDW Hannibal exchange note - conversion 17
Forward Investments	8,440,000	11/15/2017	47	1,086,794.52	10,867.95		4,311,739	principal pymt for $2.6M, 3% debt note
Forward Investments	3,700,000	11/16/2017	46	466,301.37	4,663.01		1,850,000	principal pymt for $2.6M, 3% debt note
RDW Capital (hannibal exch)	19,230,769	11/16/2017	46	2,423,603.76	24,236.04		9,615,385	RDW Hannibal exchange note - conversion 18
Dominion Capital (Nov 4 2016 Note)	8,436,364	11/17/2017	45	1,040,099.67	10,401.00		4,126,482	Conversion notice 5 - Nov 4, 2016 note principal and interest
Forward Investments	13,602,964	11/17/2017	45	1,677,077.75	16,770.78		6,653,624	principal pymt for $2.6M, 3% debt note

				year	year	12/31/2016		Restricted Shares	3/31/2017	6/30/2017	9/30/2017	12/31/2017
				weight	weight	1/1/2016	365	Do not include if unvested	12/31/2016	4/1/2017	7/1/2017	10/1/2017
	shares	Date	Days	(1 for 4)	(1 for 100)				90	90	91	91
12/31/2016	25,875,446		365	34,595,376.50	345,953.77			12/31/2017		181	273	365
								Original share info pre-stock split
Forward Investments	7,750,787	11/20/2017	42	891,871.38	8,918.71		3,538,403	principal pymt for $2.6M, 3% debt note
RDW Capital (hannibal exch)	19,230,769	11/20/2017	42	2,212,855.61	22,128.56		8,779,264	RDW Hannibal exchange note - conversion 19
RDW Capital (hannibal exch)	28,799,017	11/22/2017	40	3,156,056.66	31,560.57		12,521,312	RDW Hannibal exchange note - conversion 20
JGB Partners - JGB Partners LP	396,733	11/22/2017	40	43,477.59	434.78		172,493	Conversion #26 of JGB Capital December Daddy Note
JGB Partners - JGB Capital Offshore Ltd	2,047,585	11/22/2017	40	224,392.88	2,243.93		890,254	Conversion #26 of JGB Capital December Daddy Note
JGB Partners - JGB Capital LP	1,412,812	11/22/2017	40	154,828.71	1,548.29		614,266	Conversion #26 of JGB Capital December Daddy Note
Forward Investments	12,820,513	11/29/2017	33	1,159,114.87	11,591.15		4,598,662	principal pymt for $2.6M, 3% debt note
RDW Capital (hannibal exch)	27,272,727	11/29/2017	33	2,465,753.40	24,657.53		9,782,609	RDW Hannibal exchange note - conversion 21
Dominion Capital (Nov 4 2016 Note)	7,892,308	11/30/2017	32	691,928.37	6,919.28		2,745,151	Conversion notice 6 - Nov 4, 2016 note principal and interest

RDW Capital (Hannibal exch)	25,514,005	12/5/2017	27	1,887,337.36	18,873.37		7,487,806	RDW Hannibal exchange note - conversion 22
JGB Partners - JGB Partners LP	490,113	12/5/2017	27	36,254.93	362.55		143,838	Conversion #27 of JGB Capital December Daddy Note
JGB Partners - JGB Capital Offshore Ltd	2,529,531	12/5/2017	27	187,115.99	1,871.16		742,362	Conversion #27 of JGB Capital December Daddy Note
JGB Partners - JGB Capital LP	1,745,349	12/5/2017	27	129,108.01	1,291.08		512,222	Conversion #27 of JGB Capital December Daddy Note

				year	year	12/31/2016		Restricted Shares	3/31/2017	6/30/2017	9/30/2017	12/31/2017
				weight	weight	1/1/2016	365	Do not include if unvested	12/31/2016	4/1/2017	7/1/2017	10/1/2017
	shares	Date	Days	(1 for 4)	(1 for 100)				90	90	91	91
12/31/2016	25,875,446		365	34,595,376.50	345,953.77			12/31/2017		181	273	365
								Original share info pre-stock split
RDW Capital (London Bay exch)	35,294,118	12/8/2017	24	2,320,709.13	23,207.09		9,207,161	RDW London Bay exchange note - conversion 1
JGB Partners - JGB Partners LP	605,905	12/11/2017	21	34,860.29	348.60		138,304	Conversion #28 of JGB Capital December Daddy Note
JGB Partners - JGB Capital Offshore Ltd	3,127,146	12/11/2017	21	179,917.99	1,799.18		713,805	Conversion #28 of JGB Capital December Daddy Note
JGB Partners - JGB Capital LP	2,157,696	12/11/2017	21	124,141.41	1,241.41		492,518	Conversion #28 of JGB Capital December Daddy Note
JGB Partners - JGB Partners LP	608,574	12/15/2017	17	28,344.54	283.45		112,454	Conversion #29 of JGB Capital December Daddy Note
JGB Partners - JGB Capital Offshore Ltd	3,140,918	12/15/2017	17	146,289.33	1,462.89		580,387	Conversion #29 of JGB Capital December Daddy Note
JGB Partners - JGB Capital LP	2,167,199	12/15/2017	17	100,938.04	1,009.38		400,461	Conversion #29 of JGB Capital December Daddy Note
RDW Capital (London Bay exch)	42,857,143	12/18/2017	14	1,643,835.62	16,438.36		6,521,739	RDW London Bay exchange note - conversion 2
JGB Partners - JGB Partners LP	607,082	12/26/2017	6	9,979.43	99.79		39,592	Conversion #30 of JGB Capital December Daddy Note
JGB Partners - JGB Capital Offshore Ltd	3,133,222	12/26/2017	6	51,505.02	515.05		204,341	Conversion #30 of JGB Capital December Daddy Note

				year	year	12/31/2016		Restricted Shares	3/31/2017	6/30/2017	9/30/2017	12/31/2017
				weight	weight	1/1/2016	365	Do not include if unvested	12/31/2016	4/1/2017	7/1/2017	10/1/2017
	shares	Date	Days	(1 for 4)	(1 for 100)				90	90	91	91
12/31/2016	25,875,446		365	34,595,376.50	345,953.77			12/31/2017		181	273	365
								Original share info pre-stock split
JGB Partners - JGB Capital LP	2,161,889	12/26/2017	6	35,537.90	355.38		140,993	Conversion #30 of JGB Capital December Daddy Note

Ellisa Madsen	833	7/5/2017	180	410.96	4.11		1,648	1/3 vested
Shannon Rabito	833	7/5/2017	180	410.96	4.11		1,648	1/3 vested
Heidi Kasparzyck	-	7/5/2017	180	-	-		-	previously forfeited
Katherine Federici	417	7/5/2017	180	205.48	2.05		824	1/3 vested
Daniel Sullivan	2,917	7/5/2017	180	1,438.36	14.38		5,769	1/3 vested
Danielle O'Brien	208	7/5/2017	180	102.74	1.03		412	1/3 vested
John Daddario	4,167	7/20/2017	165	1,883.56	18.84		7,555	1/3 vested
Alvio Barrios	6,250	7/20/2017	165	2,825.34	28.25			1/3 vested
Joel Raven	500,000	7/27/2017	158	216,438.36	2,164.38		868,132	Shares fully vested
Michael Roeske	125,000	7/27/2017	158	54,109.59	541.10		217,033	Shares fully vested
Klose, Karole	83	7/29/2017	156	35.62	0.36		143	Final portion vested
Shirley, Paul	83	7/29/2017	156	35.62	0.36		143	Final portion vested
Garifalis, Nicholas	83	7/29/2017	156	35.62	0.36		143	Final portion vested
Leonatti, Eli	417	7/29/2017	156	178.08	1.78		714	Final portion vested
Schaefer, James	42	7/29/2017	156	17.81	0.18		71	Final portion vested
Driver, Antoinette	12.5	7/29/2017	156	5.34	0.05		21	Final portion vested
Scott Davis	2083	7/29/2017	156	890.41	8.90		3,571	Final portion vested
Keith Hayter	833	8/28/2017	126	287.67	2.88		1,154	Final portion vested
Bob Varma	833	8/28/2017	126	287.67	2.88		1,154	Final portion vested
Jeff DuBay	833	8/28/2017	126	287.67	2.88		1,154	Final portion vested
Emmanuel Poulin	833	8/28/2017	126	287.67	2.88		1,154	Final portion vested
Jim Partridge	833	8/28/2017	126	287.67	2.88		1,154	Final portion vested

				year	year	12/31/2016		Restricted Shares	3/31/2017	6/30/2017	9/30/2017	12/31/2017
				weight	weight	1/1/2016	365	Do not include if unvested	12/31/2016	4/1/2017	7/1/2017	10/1/2017
	shares	Date	Days	(1 for 4)	(1 for 100)				90	90	91	91
12/31/2016	25,875,446		365	34,595,376.50	345,953.77			12/31/2017		181	273	365
								Original share info pre-stock split
Jose Santiago	333	8/28/2017	126	115.07	1.15		462	Final portion vested
Eduardo Bravo	167	8/28/2017	126	57.53	0.58		231	Final portion vested
David Pena	42	8/28/2017	126	14.38	0.14		58	Final portion vested
Shane Hafner	333	8/28/2017	126	115.07	1.15		462	Final portion vested
Tim McCullough	167	8/28/2017	126	57.53	0.58		231	Final portion vested
Brad DeKnight	167	8/28/2017	126	57.53	0.58		231	Final portion vested
Rus Azar	42	8/28/2017	126	14.38	0.14		58	Final portion vested
Mark Vipperman	42	8/28/2017	126	14.38	0.14		58	Final portion vested
Erin Weesner	42	8/28/2017	126	14.38	0.14		58	Final portion vested
Paul Neuner	167	8/28/2017	126	57.53	0.58		231	Final portion vested
Suzie Varma	167	8/28/2017	126	57.53	0.58		231	Final portion vested
Marion Delo	167	8/28/2017	126	57.53	0.58		231	Final portion vested
Dave Duckworth	167	8/28/2017	126	57.53	0.58		231	Final portion vested
Greg Johnson	417	8/28/2017	126	143.84	1.44		577	Final portion vested
Alan Lockrem	333	8/28/2017	126	115.07	1.15		462	Final portion vested
Roberto Rosalez	167	8/28/2017	126	57.53	0.58		231	Final portion vested
Bobby Baltar	42	8/28/2017	126	14.38	0.14		58	Final portion vested
Antonio Monroy	42	8/28/2017	126	14.38	0.14		58	Final portion vested
David Wilkins	42	8/28/2017	126	14.38	0.14		58	Final portion vested
Robert Beechy	42	8/28/2017	126	14.38	0.14		58	Final portion vested
Josh Gilliard	42	8/28/2017	126	14.38	0.14		58	Final portion vested
William DeVierno	333	8/28/2017	126	115.07	1.15		462	Final portion vested
Richard Savona	500	8/28/2017	126	172.60	1.73		692	Final portion vested
Bill Hintz	500	8/28/2017	126	172.60	1.73		692	Final portion vested

				year	year	12/31/2016		Restricted Shares			3/31/2017	6/30/2017	9/30/2017	12/31/2017
				weight	weight	1/1/2016	365	Do not include if unvested			12/31/2016	4/1/2017	7/1/2017	10/1/2017
	shares	Date	Days	(1 for 4)	(1 for 100)						90	90	91	91
12/31/2016	25,875,446		365	34,595,376.50	345,953.77			12/31/2017				181	273	365
										Original share info pre-stock split
Christine Van Der Heide	167	8/28/2017	126	57.53	0.58		231	Final portion vested
Jay Kitchell	333	8/28/2017	126	115.07	1.15		462	Final portion vested
Rui DaSilva (Offer Letter)	417	8/28/2017	126	143.84	1.44		577	Final portion vested
Fred Rojas	417	8/28/2017	126	143.84	1.44		577	Final portion vested
Shannon Rabito	417	8/28/2017	126	143.84	1.44		577	Final portion vested
Scott Davis	4,167	8/28/2017	126	1,438.36	14.38		5,769	Final portion vested

Additional cancelled shares sept
CHRIS MCCOURT	-	9/7/2017	116	-	-		-	shares never vested
GREGG FERRIS	(292)	9/7/2017	116	(92.72)	(0.93)		(372)	cancellation of partially vested shares	4/10/2015
MARSHAL WILENSKY	(208)	9/7/2017	116	(66.18)	(0.66)		(265)	cancellation of partially vested shares	4/10/2015
ALI FAYAZI	(8,333)	9/7/2017	116	(2,648.40)	(26.48)		(10,623)	cancellation of partially vested shares	4/10/2015
ALI FAYAZI	(16,667)	9/7/2017	116	(5,296.80)	(52.97)		(21,245)	cancellation of partially vested shares	6/23/2015
AQEEL ASIM	(8,333)	9/7/2017	116	(2,648.40)	(26.48)		(10,623)	cancellation of partially vested shares	4/10/2015
AQEEL ASIM	(16,667)	9/7/2017	116	(5,296.80)	(52.97)		(21,245)	cancellation of partially vested shares	6/23/2015
HEIDI KASPARYZCK	(84)	9/7/2017	116	(26.70)	(0.27)		(107)	cancellation of partially vested shares	8/28/2014
JONATHAN MAGUIRE	(146)	9/7/2017	116	(46.40)	(0.46)		(186)	cancellation of partially vested shares	7/29/2014
LISA OSTLUND	(83)	9/7/2017	116	(26.48)	(0.26)		(106)	cancellation of partially vested shares	7/29/2014
STEPHEN EDMONDS	(696)	9/7/2017	116	(221.19)	(2.21)		(887)	cancellation of partially vested shares	6/2/2014
BRIAN CIOFFI	(833)	9/7/2017	116	(264.84)	(2.65)		(1,062)	cancellation of partially vested shares	4/10/2015

				year	year	12/31/2016			Restricted Shares			3/31/2017	6/30/2017	9/30/2017	12/31/2017
				weight	weight	1/1/2016		365	Do not include if unvested			12/31/2016	4/1/2017	7/1/2017	10/1/2017
	shares	Date	Days	(1 for 4)	(1 for 100)							90	90	91	91
12/31/2016	25,875,446		365	34,595,376.50	345,953.77				12/31/2017				181	273	365
											Original share info pre-stock split
BRIAN W MCGLYNN	(3,250)	9/7/2017	116	(1,032.88)	(10.33)			(4,143)	cancellation of partially vested shares	4/21/2014
BRIAN W MCGLYNN	(5,833)	9/7/2017	116	(1,853.88)	(18.54)			(7,436)	cancellation of partially vested shares	4/10/2015
BRIAN W MCGLYNN	(25,000)	9/7/2017	116	(7,945.21)	(79.45)			(31,868)	cancellation of partially vested shares	7/20/2016
CHRIS KLEJNA	(88)	9/7/2017	116	(27.97)	(0.28)			(112)	cancellation of partially vested shares	4/21/2014
CHRISTINE KLEJNA	(417)	9/7/2017	116	(132.42)	(1.32)			(531)	cancellation of partially vested shares	4/10/2015
DARIEN HIROTSU	-	9/7/2017	116	-	-			-	shares never vested	1/27/2017
DOUG MARSCHKE	(79,500)	9/7/2017	116	(25,265.75)	(252.66)			(101,341)	cancellation of partially vested shares
DOUG MARSCHKE	-	9/7/2017	116	-	-			-	shares never vested	1/27/2017
ELLISA MADSEN	(833)	9/7/2017	116	(264.84)	(2.65)			(1,062)	cancellation of partially vested shares	7/5/2016
FREDERICK ROJAS	(1,250)	9/7/2017	116	(397.26)	(3.97)			(1,593)	cancellation of partially vested shares	8/28/2014
FREDERICK ROJAS	(1,167)	9/7/2017	116	(370.78)	(3.71)			(1,487)	cancellation of partially vested shares	4/10/2015
FREDERICK ROJAS	(1,875)	9/7/2017	116	(595.89)	(5.96)			(2,390)	cancellation of partially vested shares	7/20/2016
KAROLE KLOSE	(250)	9/7/2017	116	(79.45)	(0.79)			(319)	cancellation of partially vested shares	7/29/2014
KAROLE KLOSE	(417)	9/7/2017	116	(132.42)	(1.32)			(531)	cancellation of partially vested shares	4/10/2015
MARCO ALVES	(5,000)	9/7/2017	116	(1,589.04)	(15.89)			(6,374)	cancellation of partially vested shares
MARCO ALVES	-	9/7/2017	116	-	-			-	shares never vested	1/27/2017
MARK PORTER	(2,783)	9/7/2017	116	(884.46)	(8.84)			(3,548)	cancellation of partially vested shares	6/2/2014
NICHOLAS GARIFALIS	(250)	9/7/2017	116	(79.45)	(0.79)			(319)	cancellation of partially vested shares	7/29/14
NICHOLAS GARIFALIS	(417)	9/7/2017	116	(132.42)	(1.32)			(531)	cancellation of partially vested shares	4/10/2015
PAUL SHIREY	(250)	9/7/2017	116	(79.45)	(0.79)			(319)	cancellation of partially vested shares	7/29/14
SCOTT DAVIS	(6,250)	9/7/2017	116	(1,986.30)	(19.86)			(7,967)	cancellation of partially vested shares	7/29/14
SCOTT DAVIS	(12,500)	9/7/2017	116	(3,972.60)	(39.73)			(15,934)	cancellation of partially vested shares	8/28/14
TODD MCIROY	0	9/7/2017	116	-	-			-	only 2 of 3 yrs cancelled	7/29/14

Balance 12/31/2017	1,053,538,793		YTD WA Shares	304,664,341	3,046,643		Q4 QTD WA Shares	991,384,410
					YTD WA Shares 1 for 100

InterCloud Systems Inc.

common shares outstanding as of 12/31/2016

				year	12/31/2016			Restricted Shares Do not include if
	shares	Date	Days	weight	1/1/2016	365		unvested
12/31/2015	27,337,156		366	27,412,052.08			12/31/2016

Dominion	66,667	1/5/2016	362	65,938.40			Amortization pymt 1/4/16 Tranche 3
Dominion	66,667	1/8/2016	359	65,391.95			Amortization pymt 1/7/16 tranche 1
Dominion	66,667	1/14/2016	353	64,299.05			Amortization pymt 1/13/16 Tranche 2
MARCO ALVES	20,000.00	1/19/2016	348	19,016.39			Shares issued per SDN purchase
DARIEN HIROTSU	12,000.00	1/19/2016	348	11,409.84			Shares issued per SDN purchase
ATLANTIC IT GROUP	50,000.00	1/19/2016	348	47,540.98			Shares issued per SDN purchase
DOUG MARSCHKE	318,000.00	1/19/2016	348	302,360.66			Shares issued per SDN purchase
EMILY CHEIN	20,000.00	1/19/2016	348	19,016.39			Shares issued per SDN purchase
ELGIN VIENTURES	40,000.00	1/19/2016	348	38,032.79			Shares issued per SDN purchase
ENFOPOINT	20,000.00	1/19/2016	348	19,016.39			Shares issued per SDN purchase
JASON ROGAN	20,000.00	1/19/2016	348	19,016.39			Shares issued per SDN purchase
KYLE ROSENTHAL	20,000.00	1/19/2016	348	19,016.39			Shares issued per SDN purchase
MICHAEL HANSEN	40,000.00	1/19/2016	348	38,032.79			Shares issued per SDN purchase
RICHARD HANSEN	40,000.00	1/19/2016	348	38,032.79			Shares issued per SDN purchase
RYAN LYFORD	60,000.00	1/19/2016	348	57,049.18			Shares issued per SDN purchase
RYAN YOUNG	140,000.00	1/19/2016	348	133,114.75			Shares issued per SDN purchase
SANDER LIEBERT	40,000.00	1/19/2016	348	38,032.79			Shares issued per SDN purchase
STEVE FAZIO	140,000.00	1/19/2016	348	133,114.75			Shares issued per SDN purchase
TOM SPEAR	20,000.00	1/19/2016	348	19,016.39			Shares issued per SDN purchase
Dominion	66,667	1/20/2016	347	63,206.14			Amortization pymt 1/19/16 Tranche 3
Dominion	66,667	1/22/2016	345	62,841.84			Amortization pymt 1/21/16 Tranche 1
Dominion	66,667	1/26/2016	341	62,113.24			Amortization pymt 1/25/16 Tranche 2
Dominion	66,667	1/29/2016	338	61,566.79			Amortization pymt 1/28/16 Tranche 3
GPB Shares	500,000	1/22/2016	345	471,311.48			Shares issued to true up GPB per Conversion Agreement Section 1©
Dominion	66,667	2/3/2016	333	60,656.04			GPB 1 Amortization 6
Dominion	66,667	2/12/2016	324	59,016.69			GPB 2 Amortization 5
Richard Smithline	199,573	2/12/2016	324	176,671.18			Amortization 1 of August 2015 convertible note
Dalmore Group	180,852	2/12/2016	324	160,098.49			Accrued at 12/31
Dominion	66,667	2/17/2016	319	58,105.94			GPB 3 Amortization 4
Dominion	66,667	2/22/2016	314	57,195.19			GPB 2 Amortization 6
Dominion	66,667	2/22/2016	314	57,195.19			GPB 3 Amortization 5
Dominion	194,620	2/24/2016	312	165,905.57			$2M August note amortization 1
Dominion	121,143	2/26/2016	310	102,607.46			$1M May 2015 Note
Dominion	66,667	3/2/2016	305	55,555.83			Amortization pymt 3/2/16 Tranche 3
Dominion	121,143	3/4/2016	303	100,290.52			$1M May 2015 Note (Amoritz 4)
Dominion	121,143	3/8/2016	299	98,966.55			$1M May 2015 Note (Amoritz 5)
Dominion	93,567	3/10/2016	297	75,927.32			$2M August note amortization 2
Smithline	105,835	3/11/2016	296	85,593.33			Amortization payment August debt
Mike Roeske	73,519	3/15/2016	292	58,654.50			This was accrued for on TNS's books at 12/31. BOD minutes 3/11/16
Dalmore Group	90,909	3/15/2016	292	72,528.49			Pay for consultants work performed. BOD minutes 3/11/16

Philippe Valois	25,000	1/27/2016	340	23,224.04			upon term kept 25k
Astle, Mary	4,000	2/13/2016	323	3,530.05			1/3 vested
Badeaux, Robert	333	2/13/2016	323	293.88			1/3 vested
Caronna Frank	333	2/13/2016	323	294.17			1/3 vested
Ferris, Gregg	1,167	2/13/2016	323	1,029.60			1/3 vested
Friedman, Joshua	333	2/13/2016	323	293.88			1/3 vested
Gerlowski, Warren	1,000	2/13/2016	323	882.51			1/3 vested

				year	12/31/2016			Restricted Shares Do not include if
	shares	Date	Days	weight	1/1/2016	365		unvested
12/31/2015	27,337,156		366	27,412,052.08			12/31/2016

Giese, Mark	1,000	2/13/2016	323	882.51			1/3 vested
Grossi, Lisa	667	2/13/2016	323	588.34			1/3 vested
Hannibal, Jon	833	2/13/2016	323	735.43			1/3 vested
Holzrichter Bruce	2,500	2/13/2016	323	2,206.28			1/3 vested
Lane, William Russell	1,333	2/13/2016	323	1,176.68			1/3 vested
Neilsen, Shane	333	2/13/2016	323	293.88			1/3 vested
Pallazola, Grace	333	2/13/2016	323	294.17			1/3 vested
Perry, Janet	333	2/13/2016	323	293.88			1/3 vested
Simoneau, Daryl	2,500	2/13/2016	323	2,206.28			1/3 vested
Stoleman, Regina	667	2/13/2016	323	588.64			1/3 vested
Villars, Kevin	1,000	2/13/2016	323	882.51			1/3 vested
Wager, Samuel	333	2/13/2016	323	294.17			1/3 vested
Wilensky, Marshall	333	2/13/2016	323	294.17			1/3 vested
Wolf, Ryan	333	2/13/2016	323	294.17			1/3 vested

For Ian Gist Cancer Research Fund	(1,961)	3/2/2016	305	(1,634.17)			Returned shares which previously had no vesting
						Quarter
	31,048,835		WA Shares 3.31.16	30,763,454		31,048,835

Richard Smithline	73,996	4/11/2016	265	53,576		215,483	Richard Smithline debt conversion
Richard Smithline	88,532	5/12/2016	234	56,602		227,654	Richard Smithline debt conversion
Richard Smithline	68,254	6/13/2016	202	37,670		151,509	Richard Smithline debt conversion
JGB (Cayman) Concord Ltd.	900,000	6/23/2016	192	472,131		1,898,901	JGB (Cayman) Concord Ltd. - issuance of shares for being out of compliance with debt covenants
Dominion Capital - May loan	284,406	6/30/2016	185	143,757		578,188	Dominion Capital debt conversion June

Zarro Anthony	-	4/10/2016	-	-		-	already accelerated
Scotti Joseph	-	4/10/2016	-	-		-	already accelerated
Aqeel Asim	16,667	4/10/2016	266	12,112.93		48,718	1/3 vested
Ali Fayazi	16,667	4/10/2016	266	12,112.93		48,718	1/3 vested
Stillman David	11,667	4/10/2016	266	8,479.05		34,103	1/3 vested
Mcglynn Brian	11,667	4/10/2016	266	8,479.05		34,103	1/3 vested
Porter Mark	10,000	4/10/2016	266	7,267.76		29,231	1/3 vested
Savona Richard	6,667	4/10/2016	266	4,845.17		19,487	1/3 vested
Hintz Bill	6,667	4/10/2016	266	4,845.17		19,487	1/3 vested
Hannibal Timothy	6,667	4/10/2016	266	4,845.17		19,487	1/3 vested
Simoneau Daryl	4,167	4/10/2016	266	3,028.23		12,179	1/3 vested
Van Der Heide Christine	3,333	4/10/2016	266	2,422.59		9,744	1/3 vested
Olano Gerald	3,333	4/10/2016	266	2,422.59		9,744	1/3 vested
Maguire Jon	3,333	4/10/2016	266	2,422.59		9,744	1/3 vested
Kitchel Jay	3,333	4/10/2016	266	2,422.59		9,744	1/3 vested
Hayter Keith	3,333	4/10/2016	266	2,422.59		9,744	1/3 vested
Rojas Fred	2,333	4/10/2016	266	1,695.81		6,821	1/3 vested
Dasilva Rui	2,333	4/10/2016	266	1,695.81		6,821	1/3 vested
Tackett Shannon	1,667	4/10/2016	266	1,211.29		4,872	1/3 vested
Shannon Jonathan	-	4/10/2016	266	-		-	Forfeited
Rosato Giovanni	-	4/10/2016	266	-		-	Forfeited
Rabito Shannon	1,667	4/10/2016	266	1,211.29		4,872	1/3 vested
Muniz Richard	1,667	4/10/2016	266	1,211.29		4,872	1/3 vested
McIroy Todd	-	4/10/2016	266	-		-	Forfeited
Magee Pete	1,667	4/10/2016	266	1,211.29		4,872	1/3 vested
Madsen Ellisa	1,667	4/10/2016	266	1,211.29		4,872	1/3 vested
Lucas John	-	4/10/2016	266	-		-	Forfeited
Loughlin Kevin	-	4/10/2016	266	-		-	Forfeited
Kelly Scott	1,667	4/10/2016	266	1,211.29		4,872	1/3 vested
Eldridge Sherry	-	4/10/2016	266	-		-	Forfeited
Edmonds Stephen	5,000	4/10/2016	266	3,633.88		14,615	1/3 vested
Cioffi Brian	5,000	4/10/2016	266	3,633.88		14,615	1/3 vested

				year	12/31/2016			Restricted Shares Do not include if
	shares	Date	Days	weight	1/1/2016	365		unvested
12/31/2015	27,337,156		366	27,412,052.08			12/31/2016

Chrzanowski Janek	-	4/10/2016	266	-		-	Forfeited
Bradshaw Katie	5,000	4/10/2016	266	3,633.88		14,615	1/3 vested
Morgan Edward	3,500	4/10/2016	266	2,543.72		10,231	1/3 vested
Ferris Gregg	1,167	4/10/2016	266	847.91		3,410	1/3 vested
Chance Doug	3,500	4/10/2016	266	2,543.72		10,231	1/3 vested
Tedescucci Michael	-	4/10/2016	266	-		-	Forfeited
Snow Heath	3,000	4/10/2016	266	2,180.33		8,769	1/3 vested
Holzricher Bruce	-	4/10/2016	266	-		-	Forfeited
Bazinet Jason	-	4/10/2016	266	-		-	Forfeited
Wilensky Marshal	833	4/10/2016	266	605.65		2,436	1/3 vested
Wager Samuel	833	4/10/2016	266	605.65		2,436	1/3 vested
Snow David	833	4/10/2016	266	605.65		2,436	1/3 vested
Shirey Paul	833	4/10/2016	266	605.65		2,436	1/3 vested
Neilson Shane	-	4/10/2016	266	-		-	Forfeited
Martinez Melissa	833	4/10/2016	266	605.65		2,436	1/3 vested
Klose Karole	833	4/10/2016	266	605.65		2,436	1/3 vested
Klejna Christine	833	4/10/2016	266	605.65		2,436	1/3 vested
Kasparzyck Heidi	833	4/10/2016	266	605.65		2,436	1/3 vested
Hilton Agnes	833	4/10/2016	266	605.65		2,436	1/3 vested
Garifalis Nicholas	833	4/10/2016	266	605.65		2,436	1/3 vested
Fury Craig	833	4/10/2016	266	605.65		2,436	1/3 vested
Derrico Mark	-	4/10/2016	266	-		-	Forfeited
Hayter Keith	691	4/10/2016	266	502.07		2,019	1/3 vested
Viverito	667	4/10/2016	266	484.52		1,949	1/3 vested
Santacross Mary	-	4/10/2016	266	-		-	Forfeited
Mendolia Lori	667	4/10/2016	266	484.52		1,949	1/3 vested
Johnson Gregory	578	4/10/2016	266	419.91		1,689	1/3 vested
Poulin Emmanuel	576	4/10/2016	266	418.39		1,683	1/3 vested
DuBay Jeffrey	576	4/10/2016	266	418.39		1,683	1/3 vested
Scott Nicole	500	4/10/2016	266	363.39		1,462	1/3 vested
Hafner Shane	457	4/10/2016	266	332.06		1,336	1/3 vested
Lockrem Alan	422	4/10/2016	266	306.86		1,234	1/3 vested
Delo Marion	389	4/10/2016	266	282.80		1,137	1/3 vested
Duckworth David	365	4/10/2016	266	265.50		1,068	1/3 vested
Varma Suzie	346	4/10/2016	266	251.61		1,012	1/3 vested
DeKnight Bradley	342	4/10/2016	266	248.72		1,000	1/3 vested
Sprague Donald	333	4/10/2016	266	242.26		974	1/3 vested
Spitzer Daniel	333	4/10/2016	266	242.26		974	1/3 vested
Puglisi Janine	-	4/10/2016	266	-		-	Forfeited
Neuner Paul	333	4/10/2016	266	242.26		974	1/3 vested
Goris Diogenes	-	4/10/2016	266	-		-	Forfeited
Ferraro Caryn	333	4/10/2016	266	242.26		974	1/3 vested
Federici Katherine	333	4/10/2016	266	242.26		974	1/3 vested
DeVierno William	333	4/10/2016	266	242.26		974	1/3 vested
Delo Marion	333	4/10/2016	266	242.26		974	1/3 vested
Boudreau Steven	-	4/10/2016	266	-		-	Forfeited
Borden Stephen	330	4/10/2016	266	239.55		963	1/3 vested
Arroyo-Monroy Jose Antonio	320	4/10/2016	266	232.57		935	1/3 vested
Varma Bob	288	4/10/2016	266	209.20		841	1/3 vested
Felise Diana	267	4/10/2016	266	193.81		779	1/3 vested
Bellwood Timothy	259	4/10/2016	266	188.12		757	1/3 vested
Rosalez Roberto	240	4/10/2016	266	174.68		703	1/3 vested
Baltar Robert	240	4/10/2016	266	174.43		702	1/3 vested
Azar Rastin	224	4/10/2016	266	162.59		654	1/3 vested
Beechy Robert	223	4/10/2016	266	161.92		651	1/3 vested
Kim Yoonhwak	222	4/10/2016	266	161.51		650	1/3 vested
Brown Micheal	222	4/10/2016	266	161.51		650	1/3 vested
Wilkins David	211	4/10/2016	266	153.05		616	1/3 vested
Sundaresan Ganesh	187	4/10/2016	266	135.66		546	1/3 vested
Springer Charles	187	4/10/2016	266	135.66		546	1/3 vested

				year	12/31/2016			Restricted Shares Do not include if
	shares	Date	Days	weight	1/1/2016	365		unvested
12/31/2015	27,337,156		366	27,412,052.08			12/31/2016

Modesto Arturo	-	4/10/2016	266	-		-	Forfeited
Bayley John	187	4/10/2016	266	135.66		546	1/3 vested
Gilliard Joshua	178	4/10/2016	266	129.27		520	1/3 vested
Hudgens Stephanie	176	4/10/2016	266	127.65		513	1/3 vested
Nussen Menachem	167	4/10/2016	266	121.13		487	1/3 vested
Blackburn Elizabeth	167	4/10/2016	266	121.13		487	1/3 vested
Heard Derek	157	4/10/2016	266	114.22		459	1/3 vested
Charters Kaitlyn	142	4/10/2016	266	103.47		416	1/3 vested
Yannucci John	139	4/10/2016	266	100.78		405	1/3 vested
Schneeberger Debra	120	4/10/2016	266	87.34		351	1/3 vested
Pichardo Gilbert	116	4/10/2016	266	84.31		339	1/3 vested
Hand Taylor	116	4/10/2016	266	83.98		338	1/3 vested
Daryl Simoneau	-	6/23/2016	192	-		-	Forfeited
Russell Lane	-	6/23/2016	192	-		-	Forfeited
Mary Astle	-	6/23/2016	192	-		-	Forfeited
Brian Olson	-	6/23/2016	192	-		-	Forfeited
Mark Giese	-	6/23/2016	192	-		-	Forfeited
Regina Stolerman	-	6/23/2016	192	-		-	Forfeited
Scott Kelly	-	6/23/2016	192	-		-	Forfeited
Jason Bazinet	-	6/23/2016	192	-		-	Forfeited
Michael Evans	-	6/23/2016	192	-		-	Forfeited
Tim Larkin	33,333	6/23/2016	192	17,486.34		70,330	1/3 vested
Aqeel Asim	33,333	6/23/2016	192	17,486.34		70,330	1/3 vested
Ali Fayazi	33,333	6/23/2016	192	17,486.34		70,330	1/3 vested

Balance 6/30/2016	32,735,514		YTD WA Shares	31,704,285	Q2 QTD WA Shares	34,832,838

						Quarter
						32,735,514

Mark Munro	125,000	7/1/2016	184	62,841.53		252,747	conversion of debt into C/s
Pascack	125,000	7/1/2016	184	62,841.53		252,747	conversion of debt into C/s
David Stillman	-	7/5/2016	180	-		-	6 month vesting
Gerald Olano	-	7/5/2016	180	-		-	6 month vesting
Rui Dasilva	-	7/5/2016	180	-		-	6 month vesting
Ellisa Madsen	-	7/5/2016	180	-		-	3 year vesting
Pete Magee	-	7/5/2016	180	-		-	6 month vesting
Shannon Rabito	-	7/5/2016	180	-		-	3 year vesting
Heath Snow	-	7/5/2016	180	-		-	6 month vesting
Heidi Kasparzyck	-	7/5/2016	180	-		-	3 year vesting
Katherine Federici	-	7/5/2016	180	-		-	3 year vesting
Daniel Sullivan	-	7/5/2016	180	-		-	3 year vesting
Kevins Kearns	-	7/5/2016	180	-		-	6 month vesting
Peter Giordano	-	7/5/2016	180	-		-	6 month vesting
Gearge Kallas	-	7/5/2016	180	-		-	6 month vesting
Danielle O'Brien	-	7/5/2016	180	-		-	3 year vesting
Wesley Arnold	1,500	7/5/2016	180	737.70		2,967	SDN Purchase - shares previously accrued per APA
Chystina Del Monaco French	2,500	7/5/2016	180	1,229.51		4,945	SDN Purchase - shares previously accrued per APA
Marco Paulo dos Santos Alves	10,000	7/5/2016	180	4,918.03		19,780	SDN Purchase - shares previously accrued per APA
Stephen Dyer	11,000	7/5/2016	180	5,409.84		21,758	SDN Purchase - shares previously accrued per APA
Darien Hirotsu	10,000	7/5/2016	180	4,918.03		19,780	SDN Purchase - shares previously accrued per APA
Armen Martirosyan	2,000	7/5/2016	180	983.61		3,956	SDN Purchase - shares previously accrued per APA
Max Calvo	2,000	7/5/2016	180	983.61		3,956	SDN Purchase - shares previously accrued per APA

				year	12/31/2016			Restricted Shares Do not include if
	shares	Date	Days	weight	1/1/2016	365		unvested
12/31/2015	27,337,156		366	27,412,052.08			12/31/2016

Steve Quayle	2,500	7/5/2016	180	1,229.51		4,945	SDN Purchase - shares previously accrued per APA
John Lusk	2,500	7/5/2016	180	1,229.51		4,945	SDN Purchase - shares previously accrued per APA
Jennifer Ricci	6,000	7/5/2016	180	2,950.82		11,868	SDN Purchase - shares previously accrued per APA
Dominion Capital	288,512	7/7/2016	178	140,314.58		564,342	Amortization pymt 4 - Dominion August 2015 $2M note
Forward Investments	50,000	7/11/2016	174	23,770.49		95,604	principal pymt for $2M, 2% debt note
Forward Investments	18,050	7/11/2016	174	8,581.15		34,513	principal pymt for $2M, 2% debt note
Richard Smithline	98,386	7/12/2016	173	46,504.86		187,042	Richard Smithline debt conversion July
Forward Investments	50,000	7/18/2016	167	22,814.21		91,758	principal pymt for $2M, 2% debt note
Forward Investments	75,000	7/19/2016	166	34,016.39		136,813	principal pymt for $2M, 2% debt note
Dominion Capital	173,287	7/20/2016	165	78,121.19		314,202	Amoritzation pymt 1 - $525k December note
Forward Investments	50,000	7/20/2016	165	22,540.98		90,659	principal pymt for $2M, 2% debt note
David Stillman	-	7/20/2016	165	-		-	Vest 6/30/2017
Joseph Scotti	-	7/20/2016	165	-		-	Vest 6/30/2017
Anthony Zarro	-	7/20/2016	165	-		-	Vest 6/30/2017
Brian Mcglynn	-	7/20/2016	165	-		-	Vest 6/30/2017
Nicole Scott	-	7/20/2016	165	-		-	Vest 6/30/2017
Fred Rojas	-	7/20/2016	165	-		-	Vest 6/30/2017
Nigel Williams	-	7/20/2016	165	-		-	250k vest after 1 year, 125k vest after 2 years, 125k vest after 3 years
Joel Raven	-	7/20/2016	165	-		-	6 month vesting
Michael Roeske	-	7/20/2016	165	-		-	6 month vesting
John Daddario	-	7/20/2016	165	-		-	3 Year vesting 1/3 each year
Neal Oristano	-	7/20/2016	165	-		-	Vest Jan 1, 2017 - third party
Alvio Barrios	-	7/20/2016	165	-		-	3 Year vesting 1/3 each year - third party
Dalmore Group LLC	57,142	7/20/2016	165	25,760.74		103,609	no vesting - Third party
Ian Harris	-	7/20/2016	165	-		-	3 Year vesting 1/3 each year
Forward Investments	50,000	7/21/2016	164	22,404.37		90,110	principal pymt for $2M, 2% debt note
Forward Investments	100,000	7/22/2016	163	44,535.52		179,121	principal pymt for $2M, 2% debt note
Forward Investments	50,000	7/25/2016	160	21,857.92		87,912	principal pymt for $2M, 2% debt note
Forward Investments	50,000	7/26/2016	159	21,721.31		87,363	principal pymt for $2M, 2% debt note
Forward Investments	30,000	7/27/2016	158	12,950.82		52,088	principal pymt for $2M, 2% debt note
Aqeel Asim	-	7/27/2016	158	-		-	6 month vesting
Ali Fayazi	-	7/27/2016	158	-		-	6 month vesting
Robert Christie	-	7/27/2016	158	-		-	Vest 12/31/17 - third party
Forward Investments	650	7/28/2016	157	278.83		1,121	principal pymt for $2M, 2% debt note
Forward Investments	103,619	7/28/2016	157	44,448.59		178,771	principal pymt for $2M, 2% debt note
Forward Investments	16,200	7/28/2016	157	6,949.18		27,949	principal pymt for $2M, 2% debt note
Dominion	126,812	7/29/2016	156	54,051.02		217,392	Amoritzation pymt 2 - $525k December note

				year	12/31/2016			Restricted Shares Do not include if
	shares	Date	Days	weight	1/1/2016	365		unvested
12/31/2015	27,337,156		366	27,412,052.08			12/31/2016

Forward Investments	50,000	7/29/2016	156	21,311.48		85,714	principal pymt for $2M, 2% debt note
Forward Investments	50,000	7/29/2016	156	21,311.48		85,714	principal pymt for $2M, 2% debt note
Forward Investments	50,000	7/29/2016	156	21,311.48		85,714	principal pymt for $2M, 2% debt note
Forward Investments	50,000	8/1/2016	153	20,901.64		84,066	principal pymt for $2M, 2% debt note
Forward Investments	17,022	8/2/2016	152	7,069.25		28,432	principal pymt for $2M, 2% debt note
Forward Investments	53,800	8/3/2016	151	22,196.17		89,273	principal pymt for $2M, 2% debt note
Forward Investments	75,000	8/4/2016	150	30,737.70		123,626	principal pymt for $2M, 2% debt note
Forward Investments	54,800	8/5/2016	149	22,309.29		89,727	principal pymt for $2M, 2% debt note
Dominion	138,741	8/5/2016	149	56,481.99		227,169	Amoritzation pymt 3 - $525k December note
Forward Investments	81,900	8/8/2016	146	32,670.49		131,400	principal pymt for $2M, 2% debt note
Forward Investments	50,000	8/9/2016	145	19,808.74		79,670	principal pymt for $2M, 2% debt note
Richard Smithline	150,521	8/11/2016	143	58,810.12		236,533	Richard Smithline debt conversion July
Dominion	128,004	8/15/2016	139	48,613.54		195,523	Amoritzation pymt 4 - $525k December note
Dominion	149,504	8/24/2016	130	53,102.51		213,577	Amoritzation pymt 5 - $525k December note
Forward Investments	50,000	8/24/2016	130	17,759.56		71,429	principal pymt for $825K, 2% debt note
Forward Investments	11,600	8/24/2016	130	4,120.22		16,571	principal pymt for $825K, 2% debt note
Forward Investments	50,000	8/25/2016	129	17,622.95		70,879	principal pymt for $825K, 2% debt note
Forward Investments	89,800	8/25/2016	129	31,650.82		127,299	principal pymt for $825K, 2% debt note
Forward Investments	75,000	8/26/2016	128	26,229.51		105,495	principal pymt for $825K, 2% debt note
Forward Investments	50,000	8/30/2016	124	16,939.89		68,132	principal pymt for $825K, 2% debt note
Forward Investments	125,000	8/30/2016	124	42,349.73		170,330	principal pymt for $825K, 2% debt note
Dominion	187,091	8/30/2016	124	63,386.02		254,937	Stock issued to pay remaining Dominion Tranche 1 accrued interest
Forward Investments	93,076	8/31/2016	123	31,279.64		125,806	principal pymt for $825K, 2% debt note
IPC employee shares	28,167	4/21/16	255	19,624.32		78,929	1/3 vested
Munro	166,667	6/2/16	213	96,994.54		390,110	1/3 vested
Jadevaia	83,333	6/2/16	213	48,497.27		195,055	1/3 vested
Edmonds	1,391	6/2/16	213	809.71		3,257	1/3 vested
Porter	5,565	6/2/16	213	3,238.45		13,025	1/3 vested
Loughin, Kevin	-	7/29/16	156	-		-	1/3 vested
Kelly, Edward	-	7/29/16	156	-		-	Forfeited remaining shares - vested portion way PY
McIlroy, Todd	-	7/29/16	156	-		-	previously vested in full
Maguire, Jon	583	7/29/16	156	248.35		999	1/3 vested
Klose, Karole	333	7/29/16	156	142.08		571	1/3 vested
Shirley, Paul	333	7/29/16	156	142.08		571	1/3 vested
Garifalis, Nicholas	333	7/29/16	156	142.08		571	1/3 vested
Leonatti, Eli	1,667	7/29/16	156	710.38		2,857	1/3 vested
Schaefer, James	167	7/29/16	156	71.04		286	1/3 vested

				year	12/31/2016			Restricted Shares Do not include if
	shares	Date	Days	weight	1/1/2016	365		unvested
12/31/2015	27,337,156		366	27,412,052.08			12/31/2016

Pichman, Ashley	-	7/29/16	156	-		-	1/3 vested
Ostlund, Lisa	333	7/29/16	156	142.08		571	1/3 vested
Driver, Antoinette	50	7/29/16	156	21.31		86	1/3 vested
Scott Davis	8,333	7/29/16	156	3,551.91		14,286	1/3 vested
Keith Hayter	3,333	8/28/16	126	1,147.54		4,615	1/3 vested
Bob Varma	3,333	8/28/16	126	1,147.54		4,615	1/3 vested
Jeff DuBay	3,333	8/28/16	126	1,147.54		4,615	1/3 vested
Emmanuel Poulin	3,333	8/28/16	126	1,147.54		4,615	1/3 vested
Jim Partridge	3,333	8/28/16	126	1,147.54		4,615	1/3 vested
Jose Santiago	1,333	8/28/16	126	459.02		1,846	1/3 vested
Eduardo Bravo	667	8/28/16	126	229.51		923	1/3 vested
David Pena	167	8/28/16	126	57.38		231	1/3 vested
Shane Hafner	1,333	8/28/16	126	459.02		1,846	1/3 vested
Tim McCullough	667	8/28/16	126	229.51		923	1/3 vested
Brad DeKnight	667	8/28/16	126	229.51		923	1/3 vested
Steve Bouderau	-	8/28/16	126	-		-	1/3 vested
Rus Azar	167	8/28/16	126	57.38		231	1/3 vested
Mark Vipperman	167	8/28/16	126	57.38		231	1/3 vested
Erin Weesner	167	8/28/16	126	57.38		231	1/3 vested
Paul Neuner	667	8/28/16	126	229.51		923	1/3 vested
Suzie Varma	667	8/28/16	126	229.51		923	1/3 vested
Marion Delo	667	8/28/16	126	229.51		923	1/3 vested
Dave Duckworth	667	8/28/16	126	229.51		923	1/3 vested
Greg Johnson	1,667	8/28/16	126	573.77		2,308	1/3 vested
Alan Lockrem	1,333	8/28/16	126	459.02		1,846	1/3 vested
Roberto Rosalez	667	8/28/16	126	229.51		923	1/3 vested
Bobby Baltar	167	8/28/16	126	57.38		231	1/3 vested
Antonio Monroy	167	8/28/16	126	57.38		231	1/3 vested
Corey McCartny	-	8/28/16	126	-		-	1/3 vested
David Wilkins	167	8/28/16	126	57.38		231	1/3 vested
Robert Beechy	167	8/28/16	126	57.38		231	1/3 vested
Steve Borden	167	8/28/16	126	57.38		231	1/3 vested
Jonathan Boursiquot	-	8/28/16	126	-		-	Forfeited remaining shares - vested portion way PY
Alisha Caldwell	-	8/28/16	126	-		-	Forfeited remaining shares
Craig Verniel	-	8/28/16	126	-		-	Forfeited remaining shares - vested portion way PY
Josh Gilliard	167	8/28/16	126	57.38		231	1/3 vested
William DeVierno	1,333	8/28/16	126	459.02		1,846	1/3 vested
Richard Savona	2,000	8/28/16	126	688.52		2,769	1/3 vested
Bill Hintz	667	8/28/16	126	229.51		923	1/3 vested
Christine Van Der Heide	667	8/28/16	126	229.51		923	1/3 vested
Jay Kitchell	1,333	8/28/16	126	459.02		1,846	1/3 vested
John Kelly	-	8/28/16	126	-		-	previously vested in full
Sheryl Graff	-	8/28/16	126	-		-	previously vested in full
Rui DaSilva (Offer Letter)	1,667	8/28/16	126	573.77		2,308	1/3 vested
Fred Rojas	1,667	8/28/16	126	573.77		2,308	1/3 vested
Shannon Rabito	1,667	8/28/16	126	573.77		2,308	1/3 vested
Janine Puglisi	-	8/28/16	126	-		-	Forfeited remaining shares
Heidi Kasparyzck	333	8/28/16	126	114.75		462	1/3 vested
Scott Davis	16,667	8/28/16	126	5,737.70		23,077	1/3 vested
Forward Investments	800,000	9/1/2016	122	266,666.67		1,072,527	principal pymt for $825K, 2% debt note
Forward Investments	450,000	9/2/2016	121	148,770.49		598,352	principal pymt for $825K, 2% debt note
Forward Investments	150,000	9/6/2016	117	47,950.82		192,857	principal pymt for $825K, 2% debt note
Dominion Capital	333,306	9/7/2016	116	105,637.97		424,874	Dominion note (Tranche 2) final accrued interest pymt in stock
Dominion Capital	396,786	9/12/2016	111	120,336.74		483,992	Dominion note (Tranche 3) Final accrued interest pymt in stock

				year	12/31/2016			Restricted Shares Do not include if
	shares	Date	Days	weight	1/1/2016	365		unvested
12/31/2015	27,337,156		366	27,412,052.08			12/31/2016

Forward Investments	331,061	9/14/2016	109	98,594.67		396,546	principal pymt for $2M, 2% debt note
Forward Investments	325,000	9/14/2016	109	96,789.62		389,286	principal pymt for $2M, 2% debt note
Forward Investments	150,000	9/14/2016	109	44,672.13		179,670	principal pymt for $2M, 2% debt note
Dominion Capital	1,334,356	9/19/2016	104	379,161.27		1,524,978	Amoritzation pymt 5 - $2M note principal and interest
TRUST UDT OF WILLIAM BRISTOL III	203,297	9/21/2016	102	56,656.54		227,871	Shares issued pursuant to 8760 Enterprises Asset Purchase Agreement
DOMINION CAPITAL LLC	472,527	9/21/2016	102	131,687.85		529,646	Shares issued pursuant to 8760 Enterprises Asset Purchase Agreement
FARPOINT CAPITAL LLC	197,802	9/21/2016	102	55,125.15		221,712	Shares issued pursuant to 8760 Enterprises Asset Purchase Agreement
SHEAU HUEI WANG	26,374	9/21/2016	102	7,350.13		29,562	Shares issued pursuant to 8760 Enterprises Asset Purchase Agreement
Forward Investments	263,000	9/22/2016	101	72,576.50		291,901	principal pymt for $2M, 2% debt note
Forward Investments	175,000	9/23/2016	100	47,814.21		192,308	principal pymt for $2M, 2% debt note
Forward Investments	250,000	9/28/2016	95	64,890.71		260,989	principal pymt for $2M, 2% debt note
Forward Investments	270,000	9/28/2016	95	70,081.97		281,868	principal pymt for $2M, 2% debt note
Forward Investments	275,000	9/28/2016	95	71,379.78		287,088	principal pymt for $2M, 2% debt note
JGB Partners - JGB Partners LP	131,369	9/15/2016	108	38,764.62		155,910	Conversion Notice #1 December Daddy note
JGB Partners - JGB Capital Offshore Ltd	90,643	9/15/2016	108	26,747.11		107,576	Conversion Notice #1 December Daddy note
JGB Partners - JGB Capital LP	25,454	9/15/2016	108	7,511.02		30,209	Conversion Notice #1 December Daddy note
JGB Partners - JGB Partners LP	110,498	9/15/2016	108	32,605.97		131,140	Conversion Notice #2 - December Daddy note
JGB Partners - JGB Capital Offshore Ltd	76,243	9/15/2016	108	22,497.93		90,486	Conversion Notice #2 - December Daddy note
JGB Partners - JGB Capital LP	21,410	9/15/2016	108	6,317.70		25,410	Conversion Notice #2 - December Daddy note
JGB Partners - JGB Partners LP	115,668	9/15/2016	108	34,131.54		137,276	Conversion Notice #3 - December Daddy note
JGB Partners - JGB Capital Offshore Ltd	79,809	9/15/2016	108	23,550.20		94,718	Conversion Notice #3 - December Daddy note
JGB Partners - JGB Capital LP	22,411	9/15/2016	108	6,613.08		26,598	Conversion Notice #3 - December Daddy note
JGB Partners - JGB Partners LP	115,668	9/15/2016	108	34,131.54		137,276	Conversion Notice #4 - December Daddy note
JGB Partners - JGB Capital Offshore Ltd	79,809	9/15/2016	108	23,550.20		94,718	Conversion Notice #4 - December Daddy note
JGB Partners - JGB Capital LP	22,411	9/15/2016	108	6,613.08		26,598	Conversion Notice #4 - December Daddy note
JGB Partners - JGB Partners LP	114,826	9/23/2016	100	31,373.22		126,182	Conversion # 5 December Daddy Note
JGB Partners - JGB Capital Offshore Ltd	79,228	9/23/2016	100	21,646.99		87,064	Conversion # 5 December Daddy Note

				year	12/31/2016			Restricted Shares Do not include if
	shares	Date	Days	weight	1/1/2016	365		unvested
12/31/2015	27,337,156		366	27,412,052.08			12/31/2016

JGB Partners - JGB Capital LP	22,248	9/23/2016	100	6,078.69		24,448	Conversion # 5 December Daddy Note
JGB Partners - JGB Partners LP	118,151	9/23/2016	100	32,281.69		129,836	Conversion # 6 December Daddy Note
JGB Partners - JGB Capital Offshore Ltd	81,522	9/23/2016	100	22,273.77		89,585	Conversion # 6 December Daddy Note
JGB Partners - JGB Capital LP	22,892	9/23/2016	100	6,254.64		25,156	Conversion # 6 December Daddy Note
JGB Partners - JGB Partners LP	94,028	9/23/2016	100	25,690.71		103,327	Conversion # 7 December Daddy Note
JGB Partners - JGB Capital Offshore Ltd	64,878	9/23/2016	100	17,726.23		71,295	Conversion # 7 December Daddy Note
JGB Partners - JGB Capital LP	18,218	9/23/2016	100	4,977.60		20,020	Conversion # 7 December Daddy Note
JGB Partners - JGB Partners LP	98,207	9/23/2016	100	26,832.51		107,920	Conversion # 8 December Daddy Note
JGB Partners - JGB Capital Offshore Ltd	67,762	9/23/2016	100	18,514.21		74,464	Conversion # 8 December Daddy Note
JGB Partners - JGB Capital LP	19,028	9/23/2016	100	5,198.91		20,910	Conversion # 8 December Daddy Note
JGB Partners - JGB Partners LP	98,207	9/23/2016	100	26,832.51		107,920	Conversion # 9 December Daddy Note
JGB Partners - JGB Capital Offshore Ltd	67,762	9/23/2016	100	18,514.21		74,464	Conversion # 9 December Daddy Note
JGB Partners - JGB Capital LP	19,028	9/23/2016	100	5,198.91		20,910	Conversion # 9 December Daddy Note
JGB Partners - JGB Partners LP	167,126	9/23/2016	100	45,662.84		183,655	Conversion # 1 Feb Daddy Note
JGB Partners - JGB Capital Offshore Ltd	169,321	9/23/2016	100	46,262.57		186,067	Conversion # 1 Feb Daddy Note
JGB Partners - JGB Capital LP	35,243	9/23/2016	100	9,629.23		38,729	Conversion # 1 Feb Daddy Note
JGB Partners - JGB Partners LP	167,190	9/23/2016	100	45,680.33		183,725	Conversion # 2 Feb Daddy Note
JGB Partners - JGB Capital Offshore Ltd	169,387	9/23/2016	100	46,280.60		186,140	Conversion # 2 Feb Daddy Note
JGB Partners - JGB Capital LP	35,257	9/23/2016	100	9,633.06		38,744	Conversion # 2 Feb Daddy Note
JGB Partners - JGB Partners LP	92,843	9/23/2016	100	25,366.94		102,025	Conversion # 3 Feb Daddy Note
JGB Partners - JGB Capital Offshore Ltd	91,638	9/23/2016	100	25,037.70		100,701	Conversion # 3 Feb Daddy Note
JGB Partners - JGB Capital LP	19,325	9/23/2016	100	5,280.05		21,236	Conversion # 3 Feb Daddy Note
JGB Partners - JGB Partners LP	96,859	9/26/2016	97	25,670.28		103,245	Conversion #4 of JGB Capital February Daddy Note
JGB Partners - JGB Capital Offshore Ltd	98,132	9/26/2016	97	26,007.66		104,602	Conversion #4 of JGB Capital February Daddy Note
JGB Partners - JGB Capital LP	20,426	9/26/2016	97	5,413.45		21,773	Conversion #4 of JGB Capital February Daddy Note
JGB Partners - JGB Partners LP	107,095	9/28/2016	95	27,797.88		111,802	Conversion #5 of JGB Capital February Daddy Note
JGB Partners - JGB Capital Offshore Ltd	98,132	9/28/2016	95	25,471.42		102,445	Conversion #5 of JGB Capital February Daddy Note
JGB Partners - JGB Capital LP	22,291	9/28/2016	95	5,785.92		23,271	Conversion #5 of JGB Capital February Daddy Note
JGB Partners - JGB Partners LP	123,687	9/28/2016	95	32,104.55		129,124	Conversion #6 of JGB Capital February Daddy Note
JGB Partners - JGB Capital Offshore Ltd	125,313	9/28/2016	95	32,526.60		130,821	Conversion #6 of JGB Capital February Daddy Note

				year	12/31/2016			Restricted Shares Do not include if
	shares	Date	Days	weight	1/1/2016	365		unvested
12/31/2015	27,337,156		366	27,412,052.08			12/31/2016

JGB Partners - JGB Capital LP	26,083	9/28/2016	95	6,770.18		27,230	Conversion #6 of JGB Capital February Daddy Note
JGB Partners - JGB Partners LP	205,122	9/28/2016	95	53,242.05		214,138	Conversion #7 of JGB Capital February Daddy Note
JGB Partners - JGB Capital Offshore Ltd	207,818	9/28/2016	95	53,941.83		216,953	Conversion #7 of JGB Capital February Daddy Note
JGB Partners - JGB Capital LP	43,256	9/28/2016	95	11,227.65		45,157	Conversion #7 of JGB Capital February Daddy Note
JGB Partners - JGB Partners LP	135,546	9/30/2016	93	34,442.02		138,525	Conversion #8 of JGB Capital February Daddy Note
JGB Partners - JGB Capital Offshore Ltd	133,301	9/30/2016	93	33,871.57		136,231	Conversion #8 of JGB Capital February Daddy Note
JGB Partners - JGB Capital LP	28,162	9/30/2016	93	7,155.92		28,781	Conversion #8 of JGB Capital February Daddy Note
JGB Partners - JGB Partners LP	135,546	9/30/2016	93	34,442.02		138,525	Conversion #9 of JGB Capital February Daddy Note
JGB Partners - JGB Capital Offshore Ltd	133,301	9/30/2016	93	33,871.57		136,231	Conversion #9 of JGB Capital February Daddy Note
JGB Partners - JGB Capital LP	28,162	9/30/2016	93	7,155.92		28,781	Conversion #9 of JGB Capital February Daddy Note
Forward Investments	150,000	9/28/2016	95	38,934.43		156,593	principal pymt for $2M, 2% debt note
Forward Investments	225,000	9/29/2016	94	57,786.89		232,418	principal pymt for $2M, 2% debt note
Forward Investments	150,000	9/30/2016	93	38,114.75		153,297	principal pymt for $2M, 2% debt note

Balance 9/30/2016	48,130,068		YTD WA Shares	36,637,368	Q3 QTD WA Shares	52,576,264

						Quarter
						48,130,068

Dominion Capital	847,625	10/5/2016	88	203,800.55		819,681	Amoritzation pymt 6 - $2M note principal and interest
Forward Investments	120,000	10/5/2016	88	28,852.46		116,044	principal pymt for $2M, 2% debt note
Forward Investments	33,000	10/10/2016	83	7,483.61		30,099	principal pymt for $2M, 2% debt note
Forward Investments	75,000	10/10/2016	83	17,008.20		68,407	principal pymt for $2M, 2% debt note
Forward Investments	60,000	10/10/2016	83	13,606.56		54,725	principal pymt for $2M, 2% debt note
Forward Investments	160,000	10/13/2016	80	34,972.68		140,659	principal pymt for $2M, 2% debt note
Forward Investments	50,000	10/13/2016	80	10,928.96		43,956	principal pymt for $2M, 2% debt note
Forward Investments	75,000	10/13/2016	80	16,393.44		65,934	principal pymt for $2M, 2% debt note
Dominion Capital	931,351	10/14/2016	79	201,029.31		808,535	Amoritzation pymt 7 - $2M note principal and interest
Forward Investments	270,000	10/17/2016	76	56,065.57		225,495	principal pymt for $2M, 2% debt note
Forward Investments	50,000	10/17/2016	76	10,382.51		41,758	principal pymt for $2M, 2% debt note
Forward Investments	25,000	10/24/2016	69	4,713.11		18,956	principal pymt for $2M, 2% debt note
Forward Investments	75,000	10/24/2016	69	14,139.34		56,868	principal pymt for $2M, 2% debt note

				year	12/31/2016			Restricted Shares Do not include if
	shares	Date	Days	weight	1/1/2016	365		unvested
12/31/2015	27,337,156		366	27,412,052.08			12/31/2016

Forward Investments	90,000	10/24/2016	69	16,967.21		68,242	principal pymt for $2M, 2% debt note
Forward Investments	25,000	10/24/2016	69	4,713.11		18,956	principal pymt for $2M, 2% debt note
Forward Investments	75,000	10/25/2016	68	13,934.43		56,044	principal pymt for $2M, 2% debt note
Forward Investments	100,000	10/25/2016	68	18,579.23		74,725	principal pymt for $2M, 2% debt note
Dominion Capital	1,323,322	10/28/2016	65	235,016.20		945,230	Amoritzation pymt 8 - $2M note principal and interest
Forward Investments	100,000	10/31/2016	62	16,939.89		68,132	principal pymt for $2M, 2% debt note
Forward Investments	50,000	10/31/2016	62	8,469.95		34,066	principal pymt for $2M, 2% debt note
Forward Investments	170,000	10/31/2016	62	28,797.81		115,824	principal pymt for $2M, 2% debt note
Forward Investments	200,000	10/31/2016	62	33,879.78		136,264	principal pymt for $2M, 2% debt note
Forward Investments	450,000	10/31/2016	62	76,229.51		306,593	principal pymt for $2M, 2% debt note
JGB Partners - JGB Partners LP	226,710	10/5/2016	88	54,509.51		219,236	conversion 10 & 11 notice - payment of interest combined debt
JGB Partners - JGB Capital Offshore Ltd	45,538	10/5/2016	88	10,949.03		44,037	conversion 10 & 11 notice - payment of interest combined debt
JGB Partners - JGB Capital LP	186,831	10/5/2016	88	44,921.11		180,672	conversion 10 & 11 notice - payment of interest combined debt
JGB Partners - JGB Partners LP	118,964	10/11/2016	82	26,653.14		107,198	Conversion #12 of JGB Capital February Daddy Note
JGB Partners - JGB Capital Offshore Ltd	120,527	10/11/2016	82	27,003.32		108,607	Conversion #12 of JGB Capital February Daddy Note
JGB Partners - JGB Capital LP	25,087	10/11/2016	82	5,620.58		22,606	Conversion #12 of JGB Capital February Daddy Note
JGB Partners - JGB Partners LP	190,200	10/13/2016	80	41,573.77		167,209	Conversion #13 of JGB Capital February Daddy Note
JGB Partners - JGB Capital Offshore Ltd	192,700	10/13/2016	80	42,120.22		169,407	Conversion #13 of JGB Capital February Daddy Note
JGB Partners - JGB Capital LP	40,109	10/13/2016	80	8,766.99		35,261	Conversion #13 of JGB Capital February Daddy Note
JGB Partners - JGB Partners LP	152,161	10/13/2016	80	33,259.23		133,768	Conversion #14 of JGB Capital February Daddy Note
JGB Partners - JGB Capital Offshore Ltd	154,160	10/13/2016	80	33,696.17		135,525	Conversion #14 of JGB Capital February Daddy Note
JGB Partners - JGB Capital LP	32,087	10/13/2016	80	7,013.55		28,208	Conversion #14 of JGB Capital February Daddy Note
JGB Partners - JGB Partners LP	151,237	10/18/2016	75	30,991.19		124,646	Conversion #14 of JGB Capital February Daddy Note
JGB Partners - JGB Capital Offshore Ltd	153,224	10/18/2016	75	31,398.36		126,284	Conversion #14 of JGB Capital February Daddy Note
JGB Partners - JGB Capital LP	31,893	10/18/2016	75	6,535.45		26,285	Conversion #14 of JGB Capital February Daddy Note
JGB Partners - JGB Partners LP	158,754	10/18/2016	75	32,531.56		130,841	Conversion #15 of JGB Capital February Daddy Note
JGB Partners - JGB Capital Offshore Ltd	160,840	10/18/2016	75	32,959.02		132,560	Conversion #15 of JGB Capital February Daddy Note
JGB Partners - JGB Capital LP	33,478	10/18/2016	75	6,860.25		27,592	Conversion #15 of JGB Capital February Daddy Note
JGB Partners - JGB Partners LP	161,105	10/21/2016	72	31,692.79		127,468	Conversion #16 of JGB Capital February Daddy Note
JGB Partners - JGB Capital Offshore Ltd	163,222	10/21/2016	72	32,109.25		129,143	Conversion #16 of JGB Capital February Daddy Note

				year	12/31/2016			Restricted Shares Do not include if
	shares	Date	Days	weight	1/1/2016	365		unvested
12/31/2015	27,337,156		366	27,412,052.08			12/31/2016

JGB Partners - JGB Capital LP	33,974	10/21/2016	72	6,683.41		26,881	Conversion #16 of JGB Capital February Daddy Note
JGB Partners - JGB Partners LP	161,126	10/26/2016	67	29,495.74		118,631	Conversion #18 of JGB Capital February Daddy Note
JGB Partners - JGB Capital Offshore Ltd	163,243	10/26/2016	67	29,883.28		120,190	Conversion #18 of JGB Capital February Daddy Note
JGB Partners - JGB Capital LP	33,978	10/26/2016	67	6,220.02		25,017	Conversion #18 of JGB Capital February Daddy Note
JGB Partners - JGB Partners LP	160,003	10/27/2016	66	28,853.00		116,046	Conversion #19 of JGB Capital February Daddy Note
JGB Partners - JGB Capital Offshore Ltd	162,107	10/27/2016	66	29,232.41		117,572	Conversion #19 of JGB Capital February Daddy Note
JGB Partners - JGB Capital LP	33,742	10/27/2016	66	6,084.62		24,472	Conversion #19 of JGB Capital February Daddy Note
JGB Partners - JGB Partners LP	161,168	10/28/2016	65	28,622.73		115,120	Conversion #20 of JGB Capital February Daddy Note
JGB Partners - JGB Capital Offshore Ltd	163,285	10/28/2016	65	28,998.70		116,632	Conversion #20 of JGB Capital February Daddy Note
JGB Partners - JGB Capital LP	33,987	10/28/2016	65	6,035.94		24,276	Conversion #20 of JGB Capital February Daddy Note

Forward Investments	534,272	11/2/2016	60	87,585.57		352,267	principal pymt for $2M, 2% debt note
Dominion Capital	1,272,401	11/4/2016	58	201,637.32		810,981	Amoritzation pymt 9 - $2M Aug note principal
Forward Investments	400,000	11/7/2016	55	60,109.29		241,758	principal pymt for $2M, 2% debt note
Forward Investments	375,000	11/7/2016	55	56,352.46		226,648	principal pymt for $2M, 2% debt note
Forward Investments	250,000	11/8/2016	54	36,885.25		148,352	principal pymt for $2M, 2% debt note
Forward Investments	225,000	11/8/2016	54	33,196.72		133,516	principal pymt for $2M, 2% debt note
Forward Investments	100,000	11/10/2016	52	14,207.65		57,143	principal pymt for $2M, 2% debt note
Forward Investments	300,000	11/10/2016	52	42,622.95		171,429	principal pymt for $2M, 2% debt note
Forward Investments	425,000	11/15/2016	47	54,576.50		219,505	principal pymt for $2M, 2% debt note
Forward Investments	600,000	12/1/2016	31	50,819.67		204,396	principal pymt for $2M, 2% debt note
Dominion Capital	977,660	11/15/2016	47	125,546.50		504,945	Amoritzation pymt 10 - $2M Aug note principal and interest
Forward Investments	475,000	11/21/2016	41	53,210.38		214,011	principal pymt for $2M, 2% debt note
Forward Investments	254,728	11/21/2016	41	28,535.10		114,768	principal pymt for $2M, 2% debt note
Forward Investments	50,000	11/21/2016	41	5,601.09		22,527	principal pymt for $2M, 2% debt note
Dominion Capital	1,028,958	11/17/2016	45	126,511.23		508,825	Amoritzation pymt 11 - $2M note principal and interest
Dominion Capital	3,388,746	11/23/2016	39	361,095.89		1,452,320	Amortization pymt 6 - Nov 15 Note principal and interest
JGB Partners - JGB Partners LP	217,733	11/1/2016	61	36,288.83		145,953	Conversion #11 of JGB Capital December Daddy Note Interest only
JGB Partners - JGB Capital Offshore Ltd	150,233	11/1/2016	61	25,038.83		100,706	Conversion #11 of JGB Capital December Daddy Note Interest only
JGB Partners - JGB Capital LP	42,187	11/1/2016	61	7,031.17		28,279	Conversion #11 of JGB Capital December Daddy Note Interest only
JGB Partners - JGB Partners LP	148,404	11/1/2016	61	24,734.00		99,480	Conversion #21 of JGB Capital February Daddy Note Interest only

				year	12/31/2016			Restricted Shares Do not include if
	shares	Date	Days	weight	1/1/2016	365		unvested
12/31/2015	27,337,156		366	27,412,052.08			12/31/2016

JGB Partners - JGB Capital Offshore Ltd	150,354	11/1/2016	61	25,059.00		100,787	Conversion #21 of JGB Capital February Daddy Note Interest only
JGB Partners - JGB Capital LP	31,295	11/1/2016	61	5,215.83		20,978	Conversion #21 of JGB Capital February Daddy Note Interest only
JGB Partners - JGB Partners LP	197,260	11/1/2016	61	32,876.67		132,229	Conversion #22 of JGB Capital February Daddy Note
JGB Partners - JGB Capital Offshore Ltd	199,852	11/1/2016	61	33,308.67		133,967	Conversion #22 of JGB Capital February Daddy Note
JGB Partners - JGB Capital LP	41,598	11/1/2016	61	6,933.00		27,884	Conversion #22 of JGB Capital February Daddy Note
JGB Partners - JGB Partners LP	295,890	11/2/2016	60	48,506.56		195,092	Conversion #23 of JGB Capital February Daddy Note
JGB Partners - JGB Capital Offshore Ltd	299,778	11/2/2016	60	49,143.93		197,656	Conversion #23 of JGB Capital February Daddy Note
JGB Partners - JGB Capital LP	62,397	11/2/2016	60	10,229.02		41,141	Conversion #23 of JGB Capital February Daddy Note
JGB Partners - JGB Partners LP	283,641	11/7/2016	55	42,623.65		171,431	Conversion #24 of JGB Capital February Daddy Note
JGB Partners - JGB Capital Offshore Ltd	287,369	11/7/2016	55	43,183.87		173,685	Conversion #24 of JGB Capital February Daddy Note
JGB Partners - JGB Capital LP	59,814	11/7/2016	55	8,988.44		36,151	Conversion #24 of JGB Capital February Daddy Note
JGB Partners - JGB Partners LP	189,942	11/9/2016	53	27,505.26		110,626	Conversion #25 of JGB Capital February Daddy Note
JGB Partners - JGB Capital Offshore Ltd	192,437	11/9/2016	53	27,866.56		112,079	Conversion #25 of JGB Capital February Daddy Note
JGB Partners - JGB Capital LP	40,055	11/9/2016	53	5,800.31		23,329	Conversion #25 of JGB Capital February Daddy Note
JGB Partners - JGB Partners LP	225,703	11/11/2016	51	31,450.42		126,493	Conversion #26 of JGB Capital February Daddy Note
JGB Partners - JGB Capital Offshore Ltd	228,669	11/11/2016	51	31,863.71		128,155	Conversion #26 of JGB Capital February Daddy Note
JGB Partners - JGB Capital LP	47,596	11/11/2016	51	6,632.23		26,675	Conversion #26 of JGB Capital February Daddy Note
JGB Partners - JGB Partners LP	263,423	11/14/2016	48	34,547.28		138,948	Conversion #27 of JGB Capital February Daddy Note
JGB Partners - JGB Capital Offshore Ltd	266,884	11/14/2016	48	35,001.18		140,774	Conversion #27 of JGB Capital February Daddy Note
JGB Partners - JGB Capital LP	55,550	11/14/2016	48	7,285.25		29,301	Conversion #27 of JGB Capital February Daddy Note
JGB Partners - JGB Partners LP	273,073	11/16/2016	46	34,320.65		138,037	Conversion #28 of JGB Capital February Daddy Note
JGB Partners - JGB Capital Offshore Ltd	276,661	11/16/2016	46	34,771.60		139,851	Conversion #28 of JGB Capital February Daddy Note
JGB Partners - JGB Capital LP	57,585	11/16/2016	46	7,237.46		29,109	Conversion #28 of JGB Capital February Daddy Note
JGB Partners - JGB Partners LP	1,333,391	11/18/2016	44	160,298.37		644,717	Conversion #29 of JGB Capital February Daddy Note
JGB Partners - JGB Capital Offshore Ltd	1,350,913	11/18/2016	44	162,404.84		653,189	Conversion #29 of JGB Capital February Daddy Note
JGB Partners - JGB Capital LP	281,185	11/18/2016	44	33,803.66		135,958	Conversion #29 of JGB Capital February Daddy Note

Forward Investments	680,000	12/2/2016	30	55,737.70		224,176	principal pymt for $3M, 10% debt note
Forward Investments	520,000	12/2/2016	30	42,622.95		171,429	principal pymt for $3M, 10% debt note
Forward Investments	250,000	12/5/2016	27	18,442.62		74,176	principal pymt for $3M, 10% debt note

				year	12/31/2016			Restricted Shares Do not include if
	shares	Date	Days	weight	1/1/2016	365		unvested
12/31/2015	27,337,156		366	27,412,052.08			12/31/2016

Forward Investments	700,000	12/7/2016	25	47,814.21		192,308	principal pymt for $3M, 10% debt note
Forward Investments	470,000	12/7/2016	25	32,103.83		129,121	principal pymt for $3M, 10% debt note
Dominion Capital	1,264,912	12/7/2016	25	86,401.09		347,503	Amortization pymt 7 - Nov 15 Note principal and interest
Forward Investments	770,000	12/9/2016	23	48,387.98		194,615	principal pymt for $3M, 10% debt note
Forward Investments	680,000	12/9/2016	23	42,732.24		171,868	principal pymt for $3M, 10% debt note
Dominion Capital	1,379,455	12/9/2016	23	86,687.06		348,653	Amortization pymt 8 - Nov 15 Note principal and interest
Forward Investments	800,000	12/14/2016	18	39,344.26		158,242	principal pymt for $3M, 10% debt note
Forward Investments	250,000	12/14/2016	18	12,295.08		49,451	principal pymt for $3M, 10% debt note
Forward Investments	431,040	12/14/2016	18	21,198.69		85,261	principal pymt for $3M, 10% debt note
Dominion Capital	1,382,665	12/14/2016	18	67,999.92		273,494	Amortization pymt 9 - Nov 15 Note principal and interest
Dominion Capital	1,734,421	12/19/2016	13	61,605.12		247,774	Amortization pymt 10 - Nov 15 Note principal and interest
Forward Investments	290,000	12/20/2016	12	9,508.20		38,242	principal pymt for $3M, 10% debt note
Forward Investments	675,000	12/19/2016	13	23,975.41		96,429	principal pymt for $3M, 10% debt note
Forward Investments	1,200,000	12/19/2016	13	42,622.95		171,429	principal pymt for $3M, 10% debt note
Dominion Capital	1,922,697	12/23/2016	9	47,279.43		190,157	Amortization pymt 11 - Nov 15 Note principal and interest
Forward Investments	600,000	12/27/2016	5	8,196.72		32,967	principal pymt for $3M, 10% debt note
Forward Investments	597,300	12/27/2016	5	8,159.84		32,819	principal pymt for $3M, 10% debt note
Forward Investments	780,000	12/27/2016	5	10,655.74		42,857	principal pymt for $3M, 10% debt note
Forward Investments	700,000	12/27/2016	5	9,562.84		38,462	principal pymt for $3M, 10% debt note
Forward Investments	440,000	12/30/2016	2	2,404.37		9,670	principal pymt for $3M, 10% debt note
Forward Investments	450,000	12/30/2016	2	2,459.02		9,890	principal pymt for $3M, 10% debt note
Forward Investments	340,000	12/30/2016	2	1,857.92		7,473	principal pymt for $3M, 10% debt note
Forward Investments	500,000	12/31/2016	1	1,366.12		5,495	principal pymt for $3M, 10% debt note
Forward Investments	600,000	12/31/2016	1	1,639.34		6,593	principal pymt for $3M, 10% debt note
Dominion Capital	2,034,402	12/29/2016	3	16,675.43		67,068	Amortization pymt 12 - Aug 15 $2M Note principal and interest
JGB Partners - JGB Partners LP	211,124	12/1/2016	31	17,882.09		71,921	Conversion #30 of JGB Capital February Daddy Note
JGB Partners - JGB Capital Offshore Ltd	213,898	12/1/2016	31	18,117.04		72,866	Conversion #30 of JGB Capital February Daddy Note
JGB Partners - JGB Capital LP	44,522	12/1/2016	31	3,770.99		15,167	Conversion #30 of JGB Capital February Daddy Note
JGB Partners - JGB Partners LP	207,259	12/5/2016	27	15,289.60		61,494	Conversion #31 of JGB Capital February Daddy Note
JGB Partners - JGB Capital Offshore Ltd	209,983	12/5/2016	27	15,490.55		62,303	Conversion #31 of JGB Capital February Daddy Note
JGB Partners - JGB Capital LP	43,707	12/5/2016	27	3,224.29		12,968	Conversion #31 of JGB Capital February Daddy Note

				year	12/31/2016			Restricted Shares Do not include if
	shares	Date	Days	weight	1/1/2016	365		unvested
12/31/2015	27,337,156		366	27,412,052.08			12/31/2016

JGB Partners - JGB Partners LP	213,074	12/6/2016	26	15,136.40		60,878	Conversion #32 of JGB Capital February Daddy Note
JGB Partners - JGB Capital Offshore Ltd	218,300	12/6/2016	26	15,507.65		62,371	Conversion #32 of JGB Capital February Daddy Note
JGB Partners - JGB Capital LP	45,187	12/6/2016	26	3,210.01		12,911	Conversion #32 of JGB Capital February Daddy Note
JGB Partners - JGB Partners LP	242,612	12/8/2016	24	15,908.98		63,986	Conversion #33 of JGB Capital February Daddy Note
JGB Partners - JGB Capital Offshore Ltd	245,799	12/8/2016	24	16,117.97		64,826	Conversion #33 of JGB Capital February Daddy Note
JGB Partners - JGB Capital LP	51,162	12/8/2016	24	3,354.89		13,493	Conversion #33 of JGB Capital February Daddy Note
JGB Partners - JGB Partners LP	250,089	12/9/2016	23	15,715.98		63,209	Conversion #34 of JGB Capital February Daddy Note
JGB Partners - JGB Capital Offshore Ltd	253,376	12/9/2016	23	15,922.54		64,040	Conversion #34 of JGB Capital February Daddy Note
JGB Partners - JGB Capital LP	52,739	12/9/2016	23	3,314.20		13,330	Conversion #34 of JGB Capital February Daddy Note
JGB Partners - JGB Partners LP	257,401	12/14/2016	18	12,659.07		50,914	Conversion #35 of JGB Capital February Daddy Note
JGB Partners - JGB Capital Offshore Ltd	260,784	12/14/2016	18	12,825.44		51,584	Conversion #35 of JGB Capital February Daddy Note
JGB Partners - JGB Capital LP	54,281	12/14/2016	18	2,669.56		10,737	Conversion #35 of JGB Capital February Daddy Note
JGB Partners - JGB Partners LP	164,021	12/19/2016	13	5,825.88		23,432	Conversion #36 of JGB Capital February Daddy Note
JGB Partners - JGB Capital Offshore Ltd	166,177	12/19/2016	13	5,902.46		23,740	Conversion #36 of JGB Capital February Daddy Note
JGB Partners - JGB Capital LP	34,589	12/19/2016	13	1,228.57		4,941	Conversion #36 of JGB Capital February Daddy Note
JGB Partners - JGB Partners LP	303,556	12/20/2016	12	9,952.66		40,029	Conversion # 12 December Daddy Note
JGB Partners - JGB Capital Offshore Ltd	209,450	12/20/2016	12	6,867.21		27,620	Conversion # 12 December Daddy Note
JGB Partners - JGB Capital LP	58,816	12/20/2016	12	1,928.39		7,756	Conversion # 12 December Daddy Note
JGB Partners - JGB Partners LP	309,519	12/22/2016	10	8,456.80		34,013	Conversion # 13 December Daddy Note
JGB Partners - JGB Capital Offshore Ltd	213,565	12/22/2016	10	5,835.11		23,469	Conversion # 13 December Daddy Note
JGB Partners - JGB Capital LP	59,971	12/22/2016	10	1,638.55		6,590	Conversion # 13 December Daddy Note
JGB Partners - JGB Partners LP	309,719	12/27/2016	5	4,231.13		17,018	Conversion # 14 December Daddy Note
JGB Partners - JGB Capital Offshore Ltd	213,703	12/27/2016	5	2,919.44		11,742	Conversion # 14 December Daddy Note
JGB Partners - JGB Capital LP	60,010	12/27/2016	5	819.81		3,297	Conversion # 14 December Daddy Note
JGB Partners - JGB Partners LP	308,602	12/29/2016	3	2,529.52		10,174	Conversion # 15 December Daddy Note
JGB Partners - JGB Capital Offshore Ltd	212,993	12/29/2016	3	1,745.84		7,022	Conversion # 15 December Daddy Note
JGB Partners - JGB Capital LP	59,794	12/29/2016	3	490.11		1,971	Conversion # 15 December Daddy Note

Stephanie Hudgens (employee)	167	11/19/16	43	19.58		79	1/3 vested
James Schaeffer (employee)	1,500	11/19/16	43	176.23		709	1/3 vested

Balance 12/31/2016	103,501,784		YTD WA Shares	41,946,410	Q4 QTD WA Shares	69,482,920
			YTD WA Shares 1 for 400	104,866

Instrument/Heading	Gain (Loss) on extinguishment	Amounts in Footnote	Difference	Note on Difference
Series K Preferred Stock	(1,363)	-	(1,363)	Preferred stock extinguishment losses in footnote 18
Series L Preferred Stock	5,444	-	5,444	Preferred stock extinguishment losses in footnote 18
Series M Preferred Stock	(2,281)	-	(2,281)	Preferred stock extinguishment losses in footnote 18
London Bay – VL Holding Company LLC November 17, 2017 Amendment	(282)	-	(282)	adjustment not reflected in footnote
WV VL Holding Corp November 17, 2017 Amendment	(462)	-	(462)	adjustment not reflected in footnote
Term Loan - Dominion Capital LLC September 15, 2016 Promissory Note and November 4, 2016 Exchange Agreement	(1,183)	(1,183)	-
Richard Smithline Senior Convertible Note	(328)	(328)	-
JGB (Cayman) Concord Ltd. Senior Secured Convertible Note	(1,350)	(1,350)	-
JGB (Cayman) Waltham Ltd. Senior Secured Convertible Debenture	(4,725)	(1,701)	(3,024)	adjustment not reflected in footnote
JGB (Cayman) Waltham Ltd. Senior Secured Convertible Debenture (related to Dec Baby Note)	(35)	(35)	-
MEF I, L.P. Exchange Note	(150)	(150)	-
Promissory Note to Former Owner of Tropical	131	131	-
RDW April 3, 2017 2.5 % Convertible Promissory Note	(48)	(48)	-
Assignment of Tim Hannibal Note - RDW July 18, 2017 2.5% Convertible Promissory Note	(584)	(583)	(1)	Immaterial
RDW October 12, 2017 9.9% Convertible Promissory Note	(308)	(114)	(194)	adjustment not reflected in footnote
RDW December 8, 2017 9.9% Convertible Promissory Note	(803)	(203)	(600)	adjustment not reflected in footnote
Restructuring of Forward Investments, LLC Promissory Notes and Working Capital Loan (3%)	(530)	(530)	-

Total per above:	(8,857)	(6,094)
Total per financials:	(8,857)	(8,857)
Difference:	-	2,763